Exhibit 99.4

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Table of Contents

2020 Highlights	3

Letter from the Executive Chairman	4

Letter from the CEO	5

Management’s Discussion and Analysis	7

Consolidated Financial Statements	44

Corporate Information	88

Ero Copper is a first-quartile copper producer focused on continued development of an emerging world-class mineral district in Brazil

Our primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. (“MCSA”), 100% owner of the MCSA Mining Complex, which is comprised of operations located in the Curaçá Valley, Bahia State, Brazil, wherein the Company currently mines copper ore from the Pilar and Vermelhos underground mines

TSX : ERO

WWW.EROCOPPER.COM

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Safety

■	Celebrated 1-year without an LTI at our flagship MCSA Mining Complex in September 2020

■	LTIFR of 0.27 on over seven million man-hours worked in 2020

Operating

■	Record annual copper production at the MCSA Mining Complex of 42,814 tonnes copper in concentrate

■	Record annual C1 cash costs of US$0.67/lb copper produced(*), a US$0.27/lb year-over-year improvement

■	Successfully installed and commissioned the high-intensity grinding (“HIG”) mill

■	Completed comprehensive ore sorting trial campaign with excellent results

Sustainability

■	Released inaugural sustainability report for the year ended 2019, setting the foundation for enhanced transparency and stakeholder alignment

Financial

■	Record revenues of US$324.1 million

■	Record cash flow from operations of US$162.8 million

■	Ending cash and cash equivalents of US$62.5 million

■	As a result of early and aggressive COVID-19 mitigation efforts across the organization, the Company experienced no material impacts from COVID-19 during 2020

Exploration

■	Approximately 235,000 meters drilled at MCSA Mining Complex

■	Delineated 7.5 Mt grading 1.86% Cu and 4.5 Mt grading 2.12% Cu of Indicated and Inferred mineral resources, respectively, within the new Deepening Extension Zone of the Pilar Mine

■	Successfully outlined a high-grade and low-cost six-year mine life for the NX Gold Mine

*C1 Cash Costs per pound of copper produced is a non-IFRS measure – see the Notes section within the Disclaimer of this Annual Report for additional information

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Christopher Noel Dunn
Executive Chairman

“Ero Copper’s ESG performance and commitment to sustainability are focus areas of the Board and Management and we look forward to executing on the sustainability goals we set in 2020.”

2020 was a year of critical execution for Ero Copper. Despite 2020’s global macro-economic uncertainties and a challenging operating environment, it was another record year for the Company.

The Company’s achievements in 2020 are, yet again, an important reflection of the outstanding operating and committed management teams at our operations in Brazil. Our COVID-19 mitigation efforts that were implemented across our organization during the first quarter of 2020 allowed continuity and execution to plan at our operations and, more importantly, sought to ensure the health and well-being of our employees, contractors, their families and local communities throughout the year.

Strong performance in 2020 has placed the Company on solid foundation for future growth.

Our balance sheet is the strongest it has been since the Company’s inception. Record annual copper production, strong copper and gold commodity prices and a weak Brazilian Real relative to the US Dollar contributed to our record performance in 2020. Amendments made to the Company’s existing credit facilities in the first quarter of 2020 provide financial flexibility as we advance our organic growth initiatives in the years to come.

In 2020, we adopted five new corporate policies related to social responsibility, diversity environment, global human rights and health and safety. Additionally, our inaugural sustainability report, released in Q1 2020, highlights our commitment to all stakeholders of the Company. Ero Copper’s ESG performance and commitment to sustainability are focus areas of the Board and Management and we look forward to executing on the sustainability goals we set in 2020.

Christopher Noel Dunn

Executive Chairman

March 16, 2021

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David Strang
Chief Executive Officer

“We will continue to focus on delivering low-capital and high-margin growth through innovation and operational excellence, while remaining fully committed to the health and well-being of our employees, contractors and their families in the years to come.”

Ero Copper had a very strong operating year in 2020. In addition, we meaningfully extended the mine life of the MCSA Mining Complex and the NX Gold Mine and continue to surface shareholder value through the drill bit.

COVID-19 Pandemic

Brazil, like much of the world, was significantly impacted by the COVID-19 pandemic in 2020. Our management and operating teams worked tirelessly throughout the year to keep our employees, contractors and communities safe. The tremendous mitigation efforts across our organization resulted in no material disruptions to our supply chains, sales channels or production during 2020. I am incredibly proud of our entire organization in achieving this result. Continuing to manage COVID-19 remains a top priority for our organization into 2021.

Safety Performance

Health and safety remains our top priority. I am extremely pleased to report that we had a record low lost time injury frequency rate of 0.27 across our organization in 2020. Additionally, our flagship MCSA Mining Complex celebrated 1 year without a lost time injury at the end of September 2020 – the first time in the 40+ year operating history of MCSA that this has been achieved.

2020 Operating Performance

At the MCSA Mining Complex we achieved record copper production, at the high-end of our annual production guidance, and at record-low C1 cash costs during the year.

Our adjusted net income attributable to owners of the Company was a record $117.3 million ($1.27 per diluted share) in 2020 compared to $86.3 million in 2019. We finished the year with $62.5 million in cash and cash equivalents, a $41.0 million improvement compared to year-end 2019.

The successful installation and commissioning of the HIG mill during a challenging year was a notable accomplishment and we continue to be pleased with the early improvement in metallurgical recoveries being realized.

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A comprehensive ore sorting trial campaign was completed during 2020 confirming the amenability of several deposits within the Curaçá Valley to upgrading. Based on the strong operating results, we anticipate implementing the technology into the Vermelhos District open pit operations as outlined in the updated life of mine (“LOM”) plan, released in November 2020.

Our updated LOM plan for the MCSA Mining Complex represents a step-change improvement in the longevity of our business and establishes a strong foundation for future low-cost production. The new mine plan, including the Deepening Extension Project, provides the Company with long-term, low-cost production while retaining excess mill capacity for continued organic growth.

At the NX Gold Mine, challenging ground conditions encountered in the upper panel of the Santo Antonio Vein in early 2020 resulted in a reduction in our production guidance and full-year production. A modular paste-fill plant will be installed in 2021 to allow us to safely and efficiently mine the upper panel, while providing enhanced mining recovery throughout the mine.

The updated LOM plan for the NX Gold Mine, released in November 2020, represents a doubling of the mine life relative to the previously released LOM plan from 2019. We remain excited and encouraged by the continued drill results as well as regional potential of the broader NX Gold Mine District and expect the mine to continue producing gold well beyond the current mine life.

Outlook for 2021

Ero Copper is in the best position it has been in since inception and I look forward to another year of executing upon our vision for the Company. We will continue to focus on delivering low-capital and high-margin growth through innovation and operational excellence, while remaining fully committed to the health and well-being of our employees, contractors and their families in the years to come.

David Strang

Chief Executive Officer

March 16, 2021

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MANAGEMENT’S DISCUSSION

AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

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MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at March 16, 2021 and should be read in conjunction with the audited consolidated financial statements of Ero Copper Corp. (“Ero”, the “Company”, or “we”) as at, and for the year ended December 31, 2020, and related notes thereto, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). All references in this MD&A to “Q4 2020” and “Q4 2019” are to the three months ended December 31, 2020 and December 31, 2019, respectively, and all references to “Fiscal 2020”, “Fiscal 2019”, and “Fiscal 2018” are to the years ended December 31, 2020, December 31, 2019, and December 31, 2018, respectively. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. References to “ $”, “US$”, “dollars”, or “USD” are to US dollars, references to “C$” are to Canadian dollars, and references to “R$” or “BRL” are to Brazilian Reais.

This MD&A refers to various non-IFRS measures, such as C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce), all-in sustaining cost (“AISC”) of gold produced (per ounce), EBITDA, Adjusted EBITDA, Adjusted net income attributable to owners of the Company, Adjusted net income per share attributable to owners of the Company, Working Capital (Deficit), Available Liquidity, and Net Debt. Please refer to the section titled "NON-IFRS MEASURES" within this MD&A for a discussion of non-IFRS measures.

This MD&A contains “forward-looking information” that is subject to risk factors set out in a cautionary note contained at the end of this MD&A. The Company cannot assure investors that such information will prove to be accurate, and actual results and future events may differ materially from those anticipated in such information. The results for the periods presented are not necessarily indicative of the results that may be expected for any future period. Investors are cautioned not to place undue reliance on this forward-looking information. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company (the “Board”) as of March 16, 2021, unless otherwise stated.

BUSINESS OVERVIEW

Ero, headquartered in Vancouver, B.C., is focused on copper production growth from the MCSA Mining Complex located in Bahia State, Brazil, with over 40 years of operating history in the region. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, MCSA, 100% owner of the MCSA Mining Complex, which is comprised of operations located in the Curaçá Valley, Bahia State, Brazil, wherein the Company currently mines copper ore from the Pilar and Vermelhos underground mines, and the Boa Esperança development project, an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of the NX Gold Mine, an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the MCSA Mining Complex, Boa Esperança and NX Gold properties, can be found on the Company’s website (www.erocopper.com) and on SEDAR (www.sedar.com).

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HIGHLIGHTS

	2020 - Q4	2020 - Q3	2020	2019 - Q4	2019
Operating Information
Copper (MCSA Operations)
Ore Processed (tonnes)	483,447	553,148	2,271,625	589,065	2,424,592
Grade (% Cu)	2.26	2.18	2.08	2.16	1.93
Cu Production (tonnes)	10,018	10,961	42,814	11,526	42,318
Cu Production (lbs)	22,085,927	24,163,829	94,387,605	25,411,100	93,295,598
Cu Sold in Concentrate (tonnes)	10,265	11,530	42,813	11,595	42,759
Cu Sold in Concentrate (lbs)	22,629,431	25,420,164	94,387,312	25,562,212	94,267,101

C1 cash cost of copper produced (per lb)*	$0.69	$0.63	$0.67	$0.80	$0.93

Gold (NX Gold Operations)
Au Production (ounces)	10,789	9,436	36,830	6,043	30,434
C1 cash cost of gold produced (per ounce)*	$405	$421	$457	$980	$691
AISC of gold produced (per ounce)*	$608	$579	$628	$1,253	$889

Financial information ($millions, except per share amounts)
Revenues	$91.2	$94.3	$324.1	$75.7	$284.8
Gross profit	$58.3	$59.6	$188.1	$31.1	$117.1
EBITDA	$91.3	$52.1	$116.2	$34.3	$141.4
Adjusted EBITDA*	$67.2	$62.5	$207.1	$31.2	$134.1
Cash flow from operations	$38.6	$44.4	$162.8	$35.9	$127.8
Net income	$66.3	$31.4	$52.5	$45.4	$92.5
Net income attributable to owners of the
Company	$65.8	$31.1	$51.6	$45.2	$91.9
Net income per share attributable to owners of
the Company
- Basic	$0.75	$0.36	$0.60	$0.53	$1.08
- Diluted	$0.71	$0.34	$0.56	$0.49	$1.01
Adjusted net income attributable to owners of
the Company*	$37.4	$36.7	$117.3	$40.7	$86.3
Adjusted net income per share attributable to
owners of the Company*
- Basic	$0.43	$0.42	$1.36	$0.47	$1.01
- Diluted	$0.40	$0.40	$1.27	$0.44	$0.94
Cash and Cash Equivalents	$62.5	$54.3	$62.5	$21.5	$21.5
Working Capital (Deficit)*	$35.8	$(9.4)	$35.8	$(4.9)	$(4.9)
Net Debt*	$105.6	$118.4	$105.6	$136.4	$136.4

*Please refer to the section titled "NON-IFRS MEASURES" within this MD&A for a discussion of non-IFRS measures.

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2020 Highlights

2020 Operational Highlights

Strong year-end – full-year production guidance achieved, below revised operating cost guidance range

•	Increased year-on-year copper production at high-end of Company’s guidance range with 42,814 tonnes of copper produced in concentrate.

•	Approximately 2.3 million tonnes of ore grading 2.08% copper processed with average metallurgical recoveries of 90.5%.

•	C1 cash cost of $0.67 per pound of copper produced, $0.03 cents below the low-end of the Company’s revised guidance range of $0.70 to $0.85 per pound of copper produced for 2020.

•	Full-year C1 cash costs reflect a year-on-year reduction of $0.26 per pound of copper produced as compared to 2019.

•	Advanced several key capital programs in 2020 including completion of the Company’s high-intensity grinding (“HIG”) Mill installation, ore-sorting pilot plant program, and drilling and integration of the Deepening Extension Project (as defined below) into the Company’s recently announced life-of-mine plan update for 2020.

•	Achieved one-year without a lost-time injury at the Company’s MCSA Mining Complex prior to the end of 2020, a record in the mine’s 40 plus year operating history.

•	Total annual gold and silver production at the NX Gold Mine of 36,830 ounces gold and 22,694 ounces silver at C1 cash costs of $457 per ounce of gold produced, in-line with the Company’s revised 2020 NX Gold guidance, and AISC of $628 per ounce of gold produced.

2020 Financial Highlights

Cash position and available lines of credit: Total cash and cash equivalents and available lines of credit at December 31, 2020 was $62.5 million and $11.6 million compared to $21.5 million and $30.0 million, respectively, at the end of 2019. The Company’s working capital improved from a deficit of $4.9 million at the end of 2019 to a surplus of $35.8 million at the end of 2020, primarily as a result of a record $162.8 million in cash flow from operations for Fiscal 2020, compared with $127.8 million in cash flow from operations for Fiscal 2019. As at the end of 2020, the Company had R$60.4 million in available undrawn lines of credit in Brazil.

Revenue: The Company increased year-on-year revenues from its copper operations at MCSA by 6.0%, totalling $260.9 million in 2020 compared to $246.2 million in 2019. The increase in revenue was primarily attributed to an increase in realized copper prices.

Year-on-year increase in gold revenue from the Company’s gold operations at NX Gold was a result of increased gold and silver prices and increased production volumes, resulting in an increase in gold revenue of 63.5% to $63.2 million in 2020 compared to $38.6 million in 2019.

Mine gross profit: The Company significantly increased year-on-year mine gross profit from its copper operations at MCSA totaling $146.4 million in 2020 compared to $105.6 million in 2019. The increase in mine gross profit was primarily driven by increased revenues from higher realized copper prices, increased copper concentrate sales, lower operating costs over the prior year as a result of higher grades processed, and a weakened BRL against the USD. The Company also recognized mine gross profit of $41.8 million in 2020 compared to $11.4 million in 2019 from its gold operations at NX Gold as a result of higher gold production volumes, higher gold sales, and higher realized gold prices.

Net income: The Company recognized net income attributable to the Company of $51.6 million (net income per share, basic, of $0.60) in 2020 compared to $91.9 million (net income per share, basic, of $1.08) in 2019. While revenue and mine gross profit increased, net income decreased, primarily driven by increased foreign exchange losses from the weakening of the BRL against the USD and increased income tax expense, partially offset by decreased costs associated with the weakened BRL in which cost is incurred. Additionally, during 2019, the Company recognized a recovery of $21.6 million in net income related to value added taxes in Brazil due to a 2017 Brazil Supreme Court ruling that concluded the relevant tax authorities had historically used an incorrect methodology to determine such taxes, as well as a $28.3 million net deferred tax recovery primarily resulting from the recognition of available tax losses and tax credits in MCSA. No such recoveries were recognized during 2020.

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Q4 2020 Highlights

Proactive mitigation of the potential impacts of the COVID-19 pandemic throughout 2020

•	The Company continues to have no material disruption to operations, supply chains or sales channels as a result of the COVID-19 pandemic. Since the onset of the COVID-19 pandemic in early 2020, the Company has continued to take extraordinary measures to mitigate the impact of COVID-19 on its workforce and operations. Some of these measures include:

(i)	eliminating all non-essential travel to and from the Company’s mining operations;

(ii)	routine engagement with all suppliers and active stockpiling of key consumables to protect against any supply chain disruptions;

(iii)	reducing physical interaction throughout the organization as much as possible by closing administrative offices and moving to a work-from-home format, increasing social distancing by limiting the number of employees travelling on provided buses between the Company’s mining communities and mines, limiting the number of employees in the cafeteria at any given time, cancelling all group meetings, implementing social-distancing for essential line-out meetings and encouraging work-from-home and video/telephone conferencing where feasible;

(iv)	establishing COVID-19 committees with senior leadership and local health administrators for the regions in which the Company operates;

(v)	purchasing thousands of COVID-19 testing kits for the Company’s operations, with the donation of a portion of these test kits, as well as other personal protective equipment, to each of the Company’s local municipalities to facilitate rapid testing throughout each community; and,

(vi)	implementing wellness education, health screenings, and self-isolation protocols along with enhanced sanitization throughout the Company’s operations.

•	The Company continues to closely monitor the COVID-19 pandemic and is engaged in active operational and financial contingency planning to prudently manage the potential impact of the pandemic on its operations.

Strong operational performance at MCSA Mining Complex and NX Gold Mine during Q4 2020

•	483,447 tonnes processed grading 2.26% copper producing 10,018 tonnes of copper in concentrate after metallurgical recoveries that averaged 91.7% during Q4 2020 at the MCSA Mining Complex.

•	45,574 tonnes of ore grading 7.72 grams per tonne gold producing 10,789 ounces of gold and 6,763 ounces of silver as by-product after metallurgical recoveries that averaged 95.4% during Q4 2020 at the NX Gold Mine.

•	Q4 2020 C1 cash costs of $0.69 per pound of copper produced at the MCSA Mining Complex, C1 cash costs of $405 per ounce of gold produced and AISC of $608 per ounce of gold produced at the NX Gold Mine (see Non-IFRS Measures).

•	As a result of strong operating and financial performance throughout 2020, the Company ended the period with a robust cash and cash equivalents position of $62.5 million, a quarter-on-quarter improvement of $8.2 million and a $41.0 million improvement since December 31, 2019.

2020 updated mineral resource, reserve and life-of-mine plans outline significant increases in mineral reserves and extension of mine life across the Company’s operations

•	At the MCSA Mining Complex, significant year-on-year increases in contained copper within the Proven and Probable mineral reserves, Measured and Indicated, and Inferred mineral resource categories, were outlined with each increasing by 23%, 29% and 62% respectively, inclusive of the newly defined Deepening Extension Zone at the same long-term copper price assumption of US$2.75 per pound.

•	Updated life-of-mine copper production for the MCSA Mining Complex, totalling approximately 480,800 tonnes of copper at an average C1 cash costs of $0.97 per pound of copper produced, at a US Dollar to Brazilian Real foreign exchange rate of 5.00.

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•	At the NX Gold Mine, a 78% increase in contained gold within the Probable mineral reserve category was outlined, totalling 862,134 tonnes grading 8.83 grams per tonne containing 244,650 ounces of gold.

•	Updated life-of-mine gold production from the NX Gold Mine totalling approximately 227,000 ounces of gold produced over a six-year mine life, at an average annual production rate of approximately 36,000 ounces of gold (approximately 41,400 ounces over the first four years) at life-of-mine (“LOM”) average C1 cash costs of US$505 per ounce of gold produced and life-of-mine average AISC of US$720 per ounce (see Non-IFRS Measures).

MCSA exploration programs continue to demonstrate continuity of high-grade mineralization post life-of-mine plan update as well as newly discovered PGM occurrences throughout the Curaçá Valley

•	During the period, the Company identified an unexpected new zone of high-grade “Superpod” style mineralization in the south-central section of the zone that has the potential to meaningfully increase copper grades within the Deepening Extension Zone of the Pilar Mine. Results in this area include hole FC48155 that intersected 46.5 meters grading 4.96% copper including 36.5 meters grading 6.08% copper and 6.0 meters grading 11.98% copper. On the same section, hole FC48161 intersected 20.3 meters grading 4.76% copper including 9.5 meters grading 7.12% copper providing further evidence of high-grade mineralization.

•	In addition, a new target zone, interpreted as a potential parallel lens at depth within the Pilar Mine, was identified approximately 70 to 120 meters east of the main Deepening Extension Zone. Initially defined by hole FC47173 that intersected 7.2 meters grading 3.28% copper including 3.0 meters grading 4.35% copper and hole FC5381 that intersected 6.0 meters grading 1.07% copper, drilled approximately 300 meters apart, the zone has been interpreted to extend approximately 600 meters in strike length.

•	Exploration drilling in the Southern Vermelhos Corridor of the Vermelhos District continued to intercept stacked mineralized lenses within a modeled structural corridor, extending over 700 meters in strike length. Five drill rigs are scheduled to systematically drill this target area during 2021 and down-hole electromagnetic (“EM”) targeting work remains ongoing.

•	Initial results from a program designed to evaluate platinum group metal (“PGM”) associations within the Curaçá Valley were received during the period. The program, which commenced in early-2020, has resulted in the interpretation of three distinct styles of PGM mineralization that can be observed in samples throughout each of the Company’s main operating districts. Occurrences of elevated PGMs have now been documented from near-surface open pit deposits to the deepest known extent of mineralization within the Pilar Mine. Results for each style of mineralization are highlighted by:

(i)	Style 1, high-grade copper-nickel-PGMs (this style of mineralization shows similarities to footwall zones described within the Sudbury District, Canada and localized copper-rich mineralized zones at Noril’sk, Russia), highlighted by previously announced Siriema results: FSI-40, 9.1 meters grading 2.59% copper, 1.74% nickel and 1.61 grams per tonne (“gpt”) 4PGE+Au including 5.6 meters grading 3.37% copper, 2.59% nickel and 2.28gpt 4PGE+Au (platinum group elements (“PGEs”) in this context are defined as platinum, palladium, rhodium and ruthenium);

(ii)	Style 2, high-grade PGM low-sulphide content, reef-style mineralization (this style of mineralization shows similarities described in PGM deposits, such as the Bushveld Complex, South Africa and some zones within the Marathon Intrusion, Canada), highlighted by: hole FC47139, within the Pilar Deepening Extension, 1.0 meter grading 0.76% copper, 0.05% nickel and 4.12gpt 4PGE+Au; and,

(iii)	Style 3, copper-palladium rich (this style of mineralization shows similarities to zones described within the Sudbury District and Marathon Intrusion), highlighted by: FS-E002, a near-surface sample from beneath the Surubim open pit mine, 27.0 meters grading 2.04% copper, 0.06% nickel and 0.33gpt 4PGE+Au including 6.0 meters grading 3.03% copper, 0.13% nickel and 0.87gpt 4PGE+Au.

•	Based upon these results, a comprehensive review of PGM occurrences, comprising approximately 5,000 additional samples, is underway to better understand continuity and significance of these initial results.

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Exploration of the Santo Antonio Vein at the NX Gold Mine continues to demonstrate continuity of mineralization

•	The Company continued to have success in demonstrating down-plunge continuity and extensions of the high-grade mineralization of the Santo Antonio Vein at the NX Gold Mine. The results were highlighted during the period by hole SA89 that intersected 2.7 meters grading 15.38 grams per tonne gold, representing the deepest intercept drilled to date by the Company at the Santo Antonio Vein.

Q4 2020 Financial Report

•	Cash flow from operations: Q4 2020 cash flow from operations was $38.6 million, an increase of $2.7 million from $35.9 million in Q4 2019.

•	Adjusted net income per share (see Non-IFRS Measures): Q4 2020 adjusted net income per share was $0.43 and $0.40, on a basic and diluted basis, respectively, compared with Q4 2019 adjusted net income per share of $0.47 and $0.44, on a basic and diluted basis, respectively.

•	Unrealized foreign exchange gains: Q4 2020 financial results were impacted by the strengthening of the BRL against the USD in comparison to the end of the third quarter of 2020, mainly through the change in the mark-to-market valuation of derivatives used to hedge BRL revenues. During Q4 2020, the Company recognized a $27.7 million non-cash valuation gain on its USD/BRL foreign exchange collars.

-	The Company uses these structures to hedge Brazilian Real measured revenues. As a result of the COVID-19 pandemic and its impact on macro-economic interrelationships, there was a continual increase in implied volatility of the BRL versus USD.

-	Generally accepted accounting standards dictate that the liability be recognized at fair value, which requires management to estimate fair value using a Black-Scholes valuation methodology and assumptions for the foreign exchange rate and volatility.

-	The Company does not believe that this impact on the income statement reflects the underlying profitability of the Company as it provides no offset for the expected future benefits/costs of a lower/higher BRL/USD exchange rate on operating costs and capital expenditures of the Company’s underlying business. These benefits/costs may outweigh the Company’s projected hedge losses/gains that may result from these collars.

•	Credit facilities amendment: Subsequent to the year ended December 31, 2020, the Company’s existing US$75 million term facility and US$75 million revolving credit facility previously entered into with a syndicate of Canadian financial institutions were amended with a US$150 million senior secured revolving credit facility (the “New Revolving Credit Facility”) payable entirely on March 31, 2025.

Benefits of the amendment include a reduction of up to 25 basis points in the Company’s cost of borrowing, depending on consolidated leverage ratio. The New Revolving Credit Facility will bear interest on a sliding scale at a rate of LIBOR plus 2.25% to 4.25% depending on the Company’s consolidated leverage ratio at the time. Commitment fees for any undrawn portion of the Revolving Credit Facility will also be on a sliding scale between 0.56% to 1.06%.

The New Credit Facility includes standard and customary terms and conditions with respect to fees, representations, warranties, and financial covenants that remain unchanged from prior amendments.

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REVIEW OF OPERATIONS

Mineração Caraíba S.A. (Vale do Curaçá):

	2020 - Q4	2020 - Q3	2020	2019 - Q4	2019
Operating Information
Copper (MCSA Operations)
Ore Processed (tonnes)	483,447	553,148	2,271,625	589,065	2,424,592
Grade (% Cu)	2.26	2.18	2.08	2.16	1.93
Cu Production (tonnes)	10,018	10,961	42,814	11,526	42,318
Cu Production (lbs)	22,085,927	24,163,829	94,387,605	25,411,100	93,295,598
Concentrate Grade (% Cu)	33.3	34.0	33.7	35.0	34.8
Recovery (%)	91.7	90.8	90.5	90.7	90.5
Concentrate Sales (tonnes)	30,416	34,324	127,007	33,926	122,966
Cu Sold in Concentrate (tonnes)	10,265	11,530	42,813	11,595	42,759
Cu Sold in Concentrate (lbs)	22,629,431	25,420,164	94,387,312	25,562,212	94,267,101
C1 cash cost of copper produced (per lb)	$0.69	$0.63	$0.67	$0.80	$0.93

Q4 2020 was the culmination of a strong operating year for the Company’s MCSA Mining Complex, which despite the COVID-19 pandemic, continued to perform well. Quarter-on-quarter declines in tonnes mined, were offset by increases in copper grades (2.26% vs. 2.18% copper in Q3 2020) and metallurgical recoveries (91.7% vs. 90.8% in Q3 2020). Improved metallurgical recoveries were driven, in part, by the installation of commissioning of the Company’s new HIG Mill, which was completed at the end of Q3 2020. While feed system work remained ongoing during Q4 2020, the Company continues to expect an improvement in metallurgical recoveries in the future as a result of the successful implementation to date.

At the Pilar Mine, 356,016 tonnes of ore were mined grading 1.74% copper during Q4 2020 (as compared to 375,296 tonnes of ore mined grading 1.36% copper during Q3 2020). At the Vermelhos Mine, 187,659 tonnes of ore were mined grading 3.19% copper (as compared to 227,963 tonnes of ore mined grading 3.76% copper during Q3 2020). In total, contributions from both mines during the period resulted in 543,675 tonnes of ore mined grading 2.24% copper. For the full-year 2020, a total of 2,345,002 tonnes of ore grading 2.10% copper was mined. During Q4 2020, 483,447 tonnes of ore grading 2.26% copper was processed, producing 10,018 tonnes of copper after average metallurgical recoveries of 91.7%. For the full-year of 2020, a total of 2,271,625 tonnes of ore grading 2.08% copper was processed, producing 42,814 tonnes of copper after average metallurgical recoveries of 90.5%.

C1 cash costs per pound of copper produced averaged $0.69 (see Non-IFRS Measures) during Q4 2020, reflecting strong operational performance at the Company’s MCSA operations, continued weakness of the BRL versus the US dollar and strength in the price of gold and silver produced as by-products. Decreased copper production, a strengthening of the BRL vs. the US dollar relative to the prior period, and scheduled mill maintenance at year-end contributed to a $0.06 increase in C1 cash costs per pound of copper produced as compared to Q3 2020. Full-year 2020 C1 cash costs averaged $0.67 per pound of copper produced – a $0.26 decrease as compared to 2019.

During Q4 2020, the Company announced updated mineral resources, mineral reserves and an updated LOM plans for the MCSA Mining Complex encompassing the exploration drill programs conducted during the year. Within the MCSA Mining Complex LOM production plan, for the 2020 update, the Company included production, capital and operating cost projections based upon the mineral reserves derived from the Measured and Indicated mineral resources from within the Deepening Extension Zone of the Pilar Mine (the “Deepening Extension Project”), which was a core objective of the Company during the year. In addition, the Company included an independent preliminary economic assessment based upon the Inferred mineral resources within the Deepening Extension Zone of the Pilar Mine (the “Deepening Inferred Project”), that shows the expected synergies associated with utilizing the infrastructure that will be built in support of the Deepening Extension Project. With the inclusion of the Deepening Extension Project at the Pilar Mine, a significant increase in production from the current 1.2 million tonnes per annum of ore mined to approximately 2.2 million tonnes of ore mined is planned. The expansion of the Pilar Mine will be supported by the installation of a new 4.5 meter diameter external shaft, scheduled to commence construction in Q3 2021, that will not only support the planned increases in copper production at the Pilar Mine, as outlined in the LOM, but has also been designed to support the potential for longer term copper production increases from both the Deepening Inferred Project and as additional mineralization is defined. In keeping with the Company’s return on invested capital focus, the expansion of the mine and development of the infrastructure in support of the Deepening Extension Project is expected to be delivered at a low capital-intensity ratio of approximately US$1,677 per tonne of incremental copper production delivered.

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In addition, integration of ore sorting into the Company’s LOM plan for the Vermelhos District open pit deposits of N8/N9 and Siriema is expected to contribute to improved mill head-grades and maintaining first-quartile C1 cash costs over the LOM. In total, approximately 20 million tonnes of ore grading 0.56% are expected to be mined and sorted, producing a sorted mill-feed of approximately 8.9 million tonnes of ore grading 1.18% copper. As a result of the integration of ore sorting approximately 11.0 million tonnes of waste material will be prevented from being transported and processed at the Company’s mill over the LOM. In addition to the associated economic benefits, this reduction is expected to substantially reduce consumption of fresh-water, diesel and electricity as well as reduce flotation tailings generated per tonne of copper produced, further advancing the Company’s long-term environmental and sustainability commitments within the Curaçá Valley.

Please refer to the Company’s press releases dated November 30, 2020 for complete information related to the LOM plan for the MCSA Mining Complex.

On exploration, the Company’s organic growth strategy remains supported by one of the world’s largest exploration programs, which continued following the release of the latest LOM plan update. During Q4 2020, the Company continued to focus its exploration efforts on three primary exploration areas within the Curaçá Valley (please refer to the Company’s press release dated December 15, 2020 for complete results). These areas included:

(i)	continued drilling of the Pilar Mine Deepening Extension Zone in an effort to further demonstrate high-grade continuity outside the previously known limits of mineralization within the mine;

(ii)	extensional drilling of the Southern Vermelhos Corridor, a target zone extending over 700 meters in strike length between Siriema and the Vermelhos Mine to further evaluate continuity of mineralization and the potential for multiple “stacked” high-grade lenses; and,

(iii)	a strategic review of PGM occurrences throughout the Curaçá Valley.

In the Pilar Mine, exploration activities during the period sought to commence a new phase of drilling following the release of the Company’s updated LOM to further demonstrate continuity of mineralization as well as upgrade the inferred mineral resources that comprise the Deepening Inferred Project. A surface drill program utilizing directional drilling technology to evaluate the mineralized potential of the Deepening Extension Zone north of section 57 continued as planned during the period and this program will continue into 2021. The known limits of mineralization within the Deepening Extension Zone, which remain open, extend over approximately 900 meters in strike length, over a total depth of approximately 525 meters and over average thicknesses ranging from 10 to 20 meters with localized thickening throughout the zone. Within the total strike length, a higher-grade continuous zone of approximately 400 to 500 meters in strike length continues to be supported in the central and northern segments of the target area, and a new zone of high-grade mineralization is emerging at depth in the south-central segment of this area. The zone remains open to the north and to depth. Five underground exploration drill rigs will continue to systematically drill the defined exploration target area within the Deepening Extension Zone in 2021.

Also within the Pilar Mine, a new zone of parallel mineralization at depth, and a new target zone, was identified during the period, located approximately 70 to 120 meters east of the main Deepening Extension Zone. Results during the period are highlighted by hole FC47173 that intersected 7.2 meters grading 3.28% copper including 3.0 meters grading 4.35% copper and hole FC5381 that intersected 6.0 meters grading 1.07% copper. The intercept in hole FC47173 is approximately 300 meters south of the intercept in hole FC5381, approximately 80 meters to the east of the main Deepening Extension Zone and approximately 400 meters south of previously drilled holes that also intersected this target area. The potential for a new, parallel structure extends over a north-south strike length of approximately 600 meters.

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In the Vermelhos District, approximately 80 kilometers to the north of the Caraíba Mill complex, which includes the high-grade operating Vermelhos Mine, exploration activities during the period focused on two primary objectives: (i) testing continuity of high-grade copper mineralization within the Southern Vermelhos Corridor and (ii) conducting down-hole EM surveys to identify high-grade exploration targets. Preliminary results of this program, which remains ongoing, continues to demonstrate the presence of multiple stacked mineralized lenses, including high-grade mineralization within the corridor. Five drill rigs are expected to be operational within the Southern Vermelhos Corridor during 2021 focused on systematic drill testing. The program has been designed on 50 meter drill spacing. Initially, the focus will be the northern section of the Southern Vermelhos Corridor given its proximity to the existing mine infrastructure of the Vermelhos Mine and the potential for exploration success to meaningfully enhance the near-term base-case grade profile through replacement of lower grade production in addition to extending mine life.

Following the discovery of the Siriema Deposit (within the Vermelhos District) in mid-2019 and, the discovery of the high-grade Keel Zone at Siriema at the end of 2019 (including new massive sulphide breccia zones containing elevated copper, nickel, cobalt and PGMs), the Company collected and sent a series of samples from each of the Company’s three primary operating districts of Vermelhos, Pilar and Surubim for additional PGM analysis to further evaluate the prevalence of PGMs within the broader Curaçá Valley. Based upon the assay results from this initial program, which were delayed due to the impacts of COVID-19, occurrences of elevated PGMs can be found throughout the entirety of the Curaçá Valley.

The results, while preliminary, demonstrate that elevated PGM grades within the Curaçá Valley occur in association with both the high-sulphide copper and copper-nickel mineralized envelopes of deposits such as the Keel Zone of Siriema, as well as outside of the primary copper-mineralized zones where the highest-grade PGM samples collected to date occur in low-sulphide reef-style mineralized envelopes lying in zones that traditionally would have been classified as waste due to their inherently low association with copper. To date, the Company has observed three distinct styles of PGM mineralization, which are supported by relevant examples from the early-2020 sample program and previously released multi-element results from within the Keel Zone.

The Company has commenced a comprehensive program comprised of approximately 5,000 additional samples to continue evaluating the potential for additional occurrences of PGMs as well as evaluate continuity of PGM mineralization within zones identified to date. Approximately 3,000 samples of the total 5,000 sample program have been submitted to third-party laboratories for PGM analysis, and the Company has commenced integrating systematic PGM assaying into its ongoing exploration efforts. This effort is supported by the Company’s new in-house PGM assay capability, built in response to early results from this program. The Company continues to undertake additional quality-assurance, quality-control procedures on its newly installed multi-element Inductively Coupled Plasma analytical equipment to transition away from third-party laboratories in the future.

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NX Gold S.A.

	2020 - Q4	2020 - Q3	2020	2019 - Q4	2019
Operating Information
Gold (NX Gold Operations)
Ore mined (tonnes)	45,574	41,749	162,642	40,453	154,271
Ore milled (tonnes)	45,574	41,749	162,642	43,207	158,275
Head grade (grams per tonne Au)	7.72	7.64	7.72	6.32	6.98
Recovery (%)	95.4%	92.0%	91.3%	68.9%	85.7%

Gold ounces produced (oz)	10,789	9,436	36,830	6,043	30,434
Silver ounces produced (oz)	6,763	5,736	22,694	4,315	19,641

Gold sold (oz)	10,100	9,845	35,855	5,810	29,755
Silver sold (oz)	6,349	5,982	22,109	4,247	19,142

C1 cash cost of gold produced (per ounce)	$405	$421	$457	$980	$691
AISC of gold produced (per ounce)	$608	$579	$628	$1,253	$889

At the NX Gold Mine, continued quarter-on-quarter improvement in tonnes and grade mined and processed, along with record metallurgical performance, contributed to increased gold production during the period. Production during Q4 2020 totaled 10,789 ounces of gold and 6,673 ounces of silver (as by-product) from total mill feed of 45,574 tonnes grading 7.72 g/t gold after metallurgical recoveries of 95.4% during the period. Ore mined and gold production improved in Q4 2020 by 9% and 14%, respectively relative to Q3 2020, and gold production increased by 37% as compared to the first quarter of 2020. These quarter-on-quarter improvements have been driven by both increases in the number of working faces in operation within the Santo Antonio Vein and improvements in metallurgical recoveries. The NX Gold Mine achieved record quarterly C1 cash costs during Q4 2020 of $405 per ounce of gold produced, resulting in full-year 2020 C1 cash costs of $457 per ounce of gold produced (see Non-IFRS Measures). AISC during Q4 2020 averaged $608 per ounce of gold produced resulting in full-year 2020 AISC of $628 per ounce of gold produced (see Non-IFRS Measures).

During Q4 2020, the Company announced updated mineral resources, mineral reserves and an updated LOM production plan for the NX Gold Mine encompassing the exploration drill programs conducted during the year.

The Company’s updated LOM production plan, prepared in conjunction with the updated mineral resource and reserve estimate, outlines a six-year LOM with total production of approximately 227,000 ounces and average annual production of approximately 41,400 ounces of gold over the first four years. In total, approximately 860,000 tonnes of ore are projected to be mined and processed grading an average of approximately 8.80 grams per tonne of gold. LOM average C1 cash costs are projected to be US$505 per ounce of gold produced with LOM average AISC of US$720 per ounce (see Non-IFRS Measures).

The updated LOM plan at the NX Gold Mine reflects the culmination of a multi-year commitment to organically grow the asset by the Company, beginning in mid-2018 with the first real exploration program conducted at the property since 2012. The updated LOM production plan outlines a highly profitable six-year operation with an actionable road-map to further grow production and extend mine-life through conversion of newly defined high-grade Inferred mineral resources (573,772 tonnes grading 10.55 grams per tonne containing approximately 194,556 ounces of gold). During the fourth quarter and into 2021, the Company has committed to continue its organic growth efforts at NX Gold as evidenced through the installation of a modular paste-fill plant, expected to be operational during the second half of 2021, as well as additional allocation of capital for exploration at the mine. The Company ramped up drilling efforts to encompass eight drill rigs at year-end operating on both near-mine and regional programs throughout the extensive land package controlled by NX Gold.

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Please refer to the Company’s press releases dated November 15, 2020 for complete information as it relates to the updated LOM production plan for the NX Gold Mine.

Following the release of the updated LOM, exploration at the NX Gold Mine continued to focus primarily on testing down-plunge extensions of the Santo Antonio Vein. Drill results during the period further extended the known limits of mineralization within the Santo Antonio Vein. Results are highlighted by the deepest intercept drilled within the Santo Antonio Vein drilled to date. In addition, the first regional exploration campaign continued to progress at the NX Gold Mine during the period targeting both near-mine targets as well as distal exploration targets up to 20 kilometers from the mine.

2021 Guidance/Outlook

•	2021 annual production guidance for the MCSA Mining Complex of 42,000 to 45,000 tonnes of copper in concentrate at C1 cash cost guidance[1] range of US$0.75 to US$0.85 per pound of copper produced; and,
•	2021 annual production guidance for the NX Gold Mine of 34,500 to 37,500 ounces of gold at C1 cash cost and AISC guidance[1] range of US$500 to US$600 and US$875 to US$975 per ounce of gold produced, respectively.

[1]	C1 Cash Costs of copper produced (per lb.), C1 Cash Costs of gold produced (per oz.), and AISC are non-IFRS measures – Please refer to the section titled "NON-IFRS MEASURES" within this MD&A for a discussion of non-IFRS measures. Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s AIF (as defined herein) and Management of Risks and Uncertainties in this MD&A for complete risk factors.

2021 Production Outlook

MCSA Mining Complex	2020 Guidance[1]	2020 Result	2021 Guidance[2]
Tonnes Processed	2,150,000	2,271,625	2,700,000
Copper Grade (% Cu)	2.15%	2.08%	1.75%
Copper Recovery (%)	91.0%	90.5%	93.0%
Cu Production (000 tonnes)	41.0 – 43.0	42.8	42.0 – 45.0

NX Gold Mine	2020 Guidance[1]	2020 Result	2021 Guidance[2]
Tonnes Processed	165,000	162,642	167,000
Gold Grade (gpt)	7.70	7.72	7.20
Gold Recovery (%)	90.0%	91.3%	92.0%
Au Production (000 ounces)	36.0 – 37.0	36.8	34.5 – 37.5
Ag Production (000 ounces)	n/a	22.7	n/a

[1]	2020 production guidance for the MCSA Mining Complex as outlined in the Company’s press release dated January 15, 2020. 2020 production guidance for the NX Gold Mine as outlined in the Company’s press release dated November 5, 2020.

[2]	Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s SEDAR filings for complete risk factors, including the AIF (as defined herein) and Management of Risks and Uncertainties in this MD&A for complete risk factors.

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2021 Cash Cost Guidance

The Company’s guidance for 2021 assumes a USD:BRL foreign exchange rate of 5.00, gold price of $1,750 per ounce and silver price of $20.00 per ounce.

	2020 Guidance[1]	2020 Result	2021 Guidance
MCSA Mining Complex C1 Cash Cost Guidance (US$/lb)[2]	$0.70 - $0.85	$0.67	$0.75 - $0.85
NX Gold Mine C1 Cash Cost Guidance (US$/oz)[2]	$425 - $525	$457	$500 - $600
NX Gold Mine All-in Sustaining Cost (AISC) Guidance (US$/oz)[2]	n/a	$628	$875 - $975

[1]	2020 cash cost guidance represents revised guidance as outlined in the Company’s press release dated May 7, 2020.

[2]	C1 Cash Costs of copper produced (per lb.), C1 Cash Costs of gold produced (per oz.), and AISC are non-IFRS measures – Please refer to the section titled "NON-IFRS MEASURES" within this MD&A for a discussion of non-IFRS measures. Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s AIF (as defined herein) and Management of Risks and Uncertainties in this MD&A for complete risk factors.

2021 Capital Expenditure Guidance

The Company’s capital expenditure guidance for 2021 assumes a USD:BRL foreign exchange rate of 5.00 and has been presented below in USD millions.

MCSA Operations	2020 Guidance[1]	2020 Result	2021 Guidance
Pilar Mine and Caraíba Mill Complex (excluding Deepening Extension Project)	$ 45.0 – 55.0	54.5	$ 45.0 - 50.0
Deepening Extension Project	-	-	12.5 – 15.0
Vermelhos Mine & District[2]	11.0 – 13.0	14.0	14.0 – 16.0
Surubim Open Pit Mine	-	-	10.0 – 12.0
Boa Esperanҫa Project	0.2 – 0.2	0.2	1.0 – 1.5
Capital Expenditure Guidance	$ 56.2 – 68.2	68.7	$ 82.5 - 94.5
Curaçá Valley Exploration	$ 25.0 – 30.0	31.9	$ 30.0 – 35.0

NX Gold Mine	2020 Revised Guidance[1]	2020 Result	2021 Guidance
Capital Expenditure Guidance	$ 9.0 – 11.0	13.0	$ 13.0 – 15.0
Exploration	3.0 – 5.0	4.3	8.0 – 10.0
Total, NX Gold Mine	$ 12.0 – 16.0	17.3	$ 21.0 – 25.0

[1]	2020 capital cost guidance and revised guidance (NX Gold Mine) as outlined in the Company’s press releases dated May 7, 2020 and November 5, 2020.

[2]	Vermelhos District includes open pit mining infrastructure expenditures of approximately US$6.0 million in 2021.

Mineração Caraíba S.A.

Copper production from the MCSA Mining Complex for 2021 is expected to come from ore mined from the Pilar and Vermelhos underground mines as well as the Surubim open pit mine, which is expected to restart operations later in 2021. Production from the Pilar Mine is expected to contribute a total of approximately 1.5 million tonnes grading 1.40% copper, production from the Vermelhos Mine is expected to contribute a total of approximately 0.8 million tonnes grading 2.40% copper and production from the Surubim Mine is expected to contribute a total of 0.2 million tonnes grading 0.60% copper as it is a partial year of operation. The blended mill head grade incorporating these sources is expected to be approximately 1.75% copper for the full year.

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NX Gold S.A.

Gold production from NX Gold for 2021 is expected to come from ore mined from the Santo Antônio vein. Mining operations during the year are expected to total approximately 167,000 tonnes of ore grading 7.20 grams per tonne gold.

Boa Esperança

A full review of the Boa Esperança Feasibility Study[1] remains ongoing with the goal of extending the potential mine life and increasing copper production among other desktop optimization initiatives. As a result of an ongoing internal technical review, several potential opportunities were identified to optimize and further realize the potential of the Boa Esperança project, including, but not limited to:

•	Separating high-grade and low-grade copper domains within the mineral resource estimate to better optimize mining sequence, mineral reserve conversion and improve overall project economics;

•	Increasing the overall size of the open pit, targeting an increase in in-pit mineral reserves, extension of mine life and an increase in life-of-mine copper production;

•	Implementing bulk ore-sorting with the goal of enhancing mine selectivity; and,

•	Re-designing processing plant reflecting optimization initiatives around selective mining and the implementation of ore-sorting.

The Company’s technical team continues to actively review these opportunities and is making headway in advancing them into actionable deliverables. Should this work continue to yield favorable results, the Company will commission an Optimized Feasibility Study (“OFS”), incorporating these initiatives. The Company expects to provide additional guidance on these developments mid-year 2021.

[1] As defined herein under “NOTE REGARDING SCIENTIFIC AND TECHNICAL INFORMATION”.

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REVIEW OF FINANCIAL RESULTS

The following table provides a summary of the financial results of the Company for Q4 2020 and Q4 2019. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Three months ended	Three months ended
	Notes	December 31, 2020	December 31, 2019
Revenue	1	$91,243	$75,688
Cost of product sold	2	(31,323)	(43,017)
Sales expenses		(1,572)	(1,595)
Gross profit		58,348	31,076

Expenses
General and administrative	3	(8,165)	(12,707)
Share-based compensation		(2,549)	(1,304)
Income before the undernoted		47,634	17,065

Other income (expenses)
Finance income		145	358
Finance expense	4	(2,556)	(2,014)
Foreign exchange gain	5	27,142	4,423
Recovery of value added taxes	6	8,886	-
Other income (expense)		(1,675)	368
Income before income taxes		79,576	20,200

Income tax recovery (expense)
Current		(4,044)	(2,232)
Deferred		(9,190)	27,441
	7	(13,234)	25,209
Net income for the period		66,342	45,409

Other comprehensive income
Foreign currency translation gain	8	19,679	6,528
Comprehensive income		$86,021	$51,937

Net income attributable to:
Owners of the Company		$65,786	$45,169
Non-controlling interests		556	240
		$66,342	$45,409

Comprehensive income attributable to:
Owners of the Company		$85,386	$51,671
Non-controlling interests		635	266
		$86,021	$51,937

Net income per share attributable to owners of the Company
Net income per share
Basic		$0.75	$0.53
Diluted		$0.71	$0.49

Weighted average number of common shares outstanding
Basic		87,321,832	85,620,168
Diluted		92,642,103	91,670,989

Cash and cash equivalents		$62,508	$21,485
Total assets		$497,099	$462,674
Non-current liabilities		$191,304	$183,135

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Notes:

1.	Revenues for Q4 2020 from copper sales was $72.6 million (Q4 2019 - $67.7 million), which included the sale of 10,265 copper tonnes in concentrate as compared to 11,595 copper tonnes for Q4 2019. The increase in revenues is primarily attributed to higher realized prices, partially offset by lower sales volume. Revenues for Q4 2020 from gold sales was $18.6 million (Q4 2019 - $8.0 million), which included the sale of 10,100 ounces of gold, compared to 5,810 ounces of gold for Q4 2019, at a significantly higher average gold price than in the comparative quarter.

2.	Cost of product sold for Q4 2020 from copper sales was $25.8 million (Q4 2019 - $35.6 million) which consisted of $8.0 million (Q4 2019 - $11.1 million) in depreciation and depletion, $6.2 million (Q4 2019 - $9.4 million) in salaries and benefits, $3.8 million (Q4 2019 - $4.6 million) in materials and consumables, $3.1 million (Q4 2019 - $3.9 million) in maintenance costs, $2.9 million (Q4 2019 - $4.3 million) in contracted services, $1.7 million (Q4 2019 - $2.2 million) in utilities, and $0.1 million (Q4 2019 - $0.2 million) in other costs.

Cost of product sold for Q4 2020 from gold sales was $5.5 million (Q4 2019 - $7.4 million) which primarily comprised of $1.4 million (Q4 2019 - $2.2 million) in salaries and benefits, $1.2 million (Q4 2019 - $0.9 million) in depreciation and depletion, $1.1 million (Q4 2019 - $1.2 million) in contracted services, $0.9 million (Q4 2019 - $1.1 million) in materials and consumables, $0.5 million (Q4 2019 - $0.7 million) in utilities, and $0.4 million (Q4 2019 - $1.2 million) in maintenance costs.

The overall decrease in cost of product sold in Q4 2020 as compared to Q4 2019 is primarily attributable to the weakened BRL, in which cost is incurred, against the USD, in which cost is reported.

3.	General and administrative expenses for Q4 2020 include $5.0 million (Q4 2019 - $10.3 million) with respect to MCSA for salaries and incentive payments, professional fees, office and sundry and provisions for tax, legal and labour claims, $0.6 million (Q4 2019 - $0.5 million) with respect to NX Gold for salaries and incentive payments, professional fees, office and sundry and provisions for tax, legal and labour claims, and $2.6 million (Q4 2019 - $1.9 million) with respect to the corporate head office in Vancouver. Corporate head office costs are primarily comprised of $2.2 million (Q4 2019 - $1.4 million) in salaries, incentive payments, and consulting fees, $0.2 million (Q4 2019 - $0.2 million) in accounting and legal costs, and $0.2 million (Q4 2019 - nominal) in office and sundry costs. General and administrative expenses in Q4 2020 decreased from that in Q4 2019, primarily attributable to a decrease in incentive payments, and a weakened BRL, in which costs from MCSA and NX Gold are incurred, against the USD, in which cost is reported.

4.	Finance expense for Q4 2020 was $2.6 million (Q4 2019 - $2.0 million) and is primarily comprised of interest on loans at the corporate head office of $1.6 million (Q4 2019 - $2.0 million), interest on loans and borrowings at MCSA and NX Gold of $0.5 million (Q4 2019 - $0.7 million), loss on interest rate swap derivatives of $0.7 million (Q4 2019 - $0.2 million gain), accretion of the asset retirement obligations of $0.2 million (Q4 2019 - $0.2 million recovery), and nominal commitment fees (Q4 2019 - $0.5 million), partially offset by other finance income of $0.6 million (Q4 2019 - $1.0 million).

5.	Foreign exchange gain for Q4 2020 was $27.1 million (Q4 2019 - $4.4 million). This amount is primarily comprised of foreign exchange gain on unrealized derivative contracts of $27.7 million (Q4 2019 - $1.4 million) and a foreign exchange gain on USD denominated debt of $7.7 million (Q4 2019 - $3.8 million) in MCSA for which the functional currency is the BRL, partially offset by a realized foreign exchange loss on derivative contracts of $7.8 million (Q4 2019 - $0.5 million) and other foreign losses of $0.4 million (Q4 2019 - $0.2 million gain). The foreign exchange gains were primarily a result of a strengthening of BRL against USD in Q4 2020 as compared to the prior quarter. The foreign exchange gains on unrealized derivative contracts are a result of mark-to-market calculations at period end and may not represent the amount that will ultimately be realized, which will depend on future changes to the USD/BRL foreign exchange rates.

6.	In Q4 2020, the Company recognized a recovery of $8.9 million (Q4 2019 - $nil) in net income related to value added taxes. The recovery was recognized as a result of a study conducted to revisit certain tax positions which concluded that it is probable that additional tax credits are available to be used to offset a variety of taxes.

7.	In Q4 2020, the Company recognized $13.2 million in income tax expense (Q4 2019 - $25.2 million recovery). Income taxes from operations are partially offset by the recognition of temporary deductible differences associated with MCSA’s unrealized foreign exchange losses on derivatives and loans and borrowings denominated in USD. In Q4 2019 the Company recognized a $25.2 million income tax recovery, primarily resulting from the recognition of previously unrecognized available tax losses and tax credits in MCSA, partially offset by current tax expense in the period. At December 31, 2019 the Company considered taxable income generated since acquisition of MCSA and forecasted future taxable income and determined that it was probable that the benefit of these losses and tax credits in MCSA would be realized.

8.	The foreign currency translation gain is a result of a strengthening of the BRL against the USD during Q4 2020 when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s consolidated financial statements.

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The following table provides a summary of the financial results of the Company for Fiscal 2020, Fiscal 2019, and Fiscal 2018. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Year ended	Year ended	Year ended
	Notes	December 31, 2020	December 31, 2019	December 31, 2018
Revenue	1	$324,076	$284,843	$233,105
Cost of product sold	2	(130,585)	(162,817)	(147,611)
Sales expenses		(5,354)	(4,962)	(3,268)
Gross profit		188,137	117,064	82,226

Expenses
General and administrative	3	(27,927)	(32,817)	(29,000)
Share-based compensation		(9,064)	(5,792)	(3,225)
Income before the undernoted		151,146	78,455	50,001

Other income (expenses)
Finance income		1,346	701	1,303
Finance expense	4	(15,449)	(20,428)	(22,562)
Foreign exchange loss	5	(79,805)	(5,148)	(20,713)
Loss on debt settlement	6	-	(1,783)	(5,476)
Recovery of value added taxes	7	8,886	21,584	-
Other income (expense)		(4,701)	1,448	108
Income before income taxes		61,423	74,829	2,661

Income tax recovery (expense)
Current		(9,675)	(10,645)	(2,899)
Deferred		750	28,271	(2,753)
	8	(8,925)	17,626	(5,652)
Net income (loss) for the year		52,498	92,455	(2,991)

Other comprehensive loss
Foreign currency translation loss	9	(49,553)	(4,941)	(27,801)
Comprehensive income (loss)		$2,945	$87,514	$(30,792)

Net income (loss) attributable to:
Owners of the Company		$51,622	$91,883	$(3,155)
Non-controlling interests		876	572	164
		$52,498	$92,455	$(2,991)

Comprehensive income (loss) attributable to:
Owners of the Company		$2,267	$86,962	$(30,845)
Non-controlling interests		678	552	53
		$2,945	$87,514	$(30,792)

Net income (loss) per share attributable to owners of the Company
Net income (loss) per share
Basic		$0.60	$1.08	$(0.04)
Diluted		$0.56	$1.01	$(0.04)

Weighted average number of common shares outstanding
Basic		86,368,535	85,244,277	83,927,977
Diluted		92,213,628	91,390,425	83,927,977

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Notes:

1.	Revenues for Fiscal 2020 from copper sales was $260.9 million (Fiscal 2019 - $246.2 million), which included the sale of 42,813 copper tonnes in concentrate as compared to 42,759 copper tonnes for Fiscal 2019. Revenues for Fiscal 2020 from gold sales was $63.2 million (Fiscal 2019 - $38.6 million), which included the sale of 35,855 ounces of gold, compared to 29,755 ounces of gold for Fiscal 2019, at a significantly higher average gold price than the comparative period. The increase in revenues is primarily attributed to higher realized prices from copper and gold sales.

2.	Cost of product sold for Fiscal 2020 from copper sales was $109.6 million (Fiscal 2019 - $135.6 million) which consisted of $35.7 million (Fiscal 2019 - $40.1 million) in depreciation and depletion, $24.6 million (Fiscal 2019 - $33.7 million) in salaries and benefits, $15.1 million (Fiscal 2019 - $17.9 million) in materials and consumables, $14.8 million (Fiscal 2019 - $20.5 million) in contracted services, $12.5 million (Fiscal 2019 - $14.1 million) in maintenance costs, $6.5 million (Fiscal 2019 - $8.7 million) in utilities, and $0.4 million (Fiscal 2019 - $0.7 million) in other costs.

Cost of product sold for Fiscal 2020 from gold sales was $21.0 million (Fiscal 2019 - $27.2 million) which primarily comprised of $5.5 million (Fiscal 2019 - $7.1 million) in salaries and benefits, $3.8 million (Fiscal 2019 - $3.9 million) in materials and consumables, $3.7 million (Fiscal 2019 - $3.2 million) in contracted services, $3.5 million (Fiscal 2019 - $5.9 million) in depreciation and depletion, $2.2 million (Fiscal 2019 - $2.5 million) in utilities, $2.1 million (Fiscal 2019 - $4.3 million) in maintenance costs, and $0.2 million (Fiscal 2019 - $0.3 million) in other costs.

The overall decrease in cost of product sold for Fiscal 2020 as compared to Fiscal 2019 is primarily attributable to the weakened BRL, in which cost of products sold are incurred, against the USD, in which cost is reported.

3.	General and administrative expenses for Fiscal 2020 include $16.5 million (Fiscal 2019 - $21.0 million) with respect to MCSA for salaries and incentive payments, professional fees, office and sundry and provisions for tax, legal and labour claims, $1.7 million (Fiscal 2019 - $2.3 million) with respect to NX Gold for salaries and incentive payments, professional fees, office and sundry and provisions for tax, legal and labour claims, and $9.7 million (Fiscal 2019 - $9.5 million) with respect to the corporate head office in Vancouver. Corporate head office costs are primarily comprised of $7.3 million (Fiscal 2019 - $6.7 million) in salaries, incentive payments, and consulting fees, $0.9 million (Fiscal 2019 - $0.7 million) in office and sundry costs, $0.5 million (Fiscal 2019 - $1.2 million) in travel-related costs, $0.5 million (Fiscal 2019 - $0.5 million) in professional fees, and $0.3 million (Fiscal 2019 - $0.2 million) in transfer agent and filing fees.

General and administrative expenses in Fiscal 2020 decreased compared to that in Fiscal 2019, reflecting slightly lower general and administrative expenses at the corporate head office from reduced consulting fees and travel-related costs during a period of pandemic-imposed travel restrictions, and the weakening of the BRL, in which costs from MCSA and NX Gold are incurred, against the USD, in which cost is reported.

4.	Finance expense for Fiscal 2020 was $15.4 million (Fiscal 2019 - $20.4 million) and was primarily comprised of interest on loans at the corporate head office of $6.7 million (Fiscal 2019 - $8.3 million), interest on loans and borrowings at MCSA and NX Gold of $3.2 million (Fiscal 2019 - $3.0 million), loss on interest rate swap derivatives of $2.7 million (Fiscal 2019 - $1.8 million), other finance expenses of $1.2 million (Fiscal 2019 - $1.8 million), and accretion of asset retirement obligations of $0.9 million (Fiscal 2019 - $3.5 million).

5.	Foreign exchange loss for Fiscal 2020 was $79.8 million (Fiscal 2019 - $5.1 million). This amount was primarily comprised of a foreign exchange loss on unrealized derivative contracts of $34.5 million (Fiscal 2019 - $0.3 million), a foreign exchange loss on USD denominated debt of $24.2 million (Fiscal 2019 - $4.4 million) in MCSA for which the functional currency is the BRL, and a realized foreign exchange loss on derivative contracts of $20.8 million (Fiscal 2019 - $1.0 million). The foreign exchange losses were primarily a result of a strengthening of the USD against the BRL during a time of worldwide instability as a result of the COVID-19 pandemic. The foreign exchange loss on unrealized derivative contracts are a result of mark-to-market calculations at period end and may not represent the amount that will ultimately be realized, which will depend on future changes to the USD/BRL foreign exchange rates.

6.	In Fiscal 2019, the Company recognized a loss on debt settlement of $1.8 million, which represented the difference between the accounting fair value made to legally extinguish a bank loan held by MCSA and the carrying value of the loan at the time.

7.	In Fiscal 2020, the Company recognized a recovery of $8.9 million in net income related to value added taxes. The recovery was recognized as a result of a study conducted to revisit certain tax positions which concluded that it is probable that additional tax credits are available to be used to offset a variety of taxes.

In Fiscal 2019, the Company recognized a recovery of $21.6 million in net income related to value added taxes previously paid on sales in Brazil. The recovery was recognized as a result of a Brazil Supreme Court ruling in 2017 that concluded that the relevant tax authorities had historically used an incorrect methodology to determine such taxes. The ruling set a precedent for all companies in Brazil but was required to be confirmed for the Company’s specific claim, which approval was received in July 2019. These credits can be used to offset a variety of other taxes, including taxes on future sales.

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8.	In Fiscal 2020, the Company recognized a $8.9 million income tax expense (Fiscal 2019 - income tax recovery of $17.6 million), primarily comprised of current tax arising from taxable income in mining operations. In Fiscal 2019, the Company recognized a significant deferred income tax recovery primarily resulting from the recognition of previously unrecognized available tax losses and tax credits in MCSA, partially offset by current tax expense in the period. At December 31, 2019 the Company considered the taxable income generated since the acquisition of MCSA, forecasted future taxable income, and determined that it was considered probable that the benefit of those losses and tax credits in MCSA would be realized. Accordingly, a tax recovery of $25.2 million was recognized related to these losses in 2019.

9.	The foreign currency translation loss is a result of a strengthening of the USD against the BRL during a time of worldwide instability as a result of the COVID-19 pandemic when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s consolidated financial statements.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters. Tabular amounts are in millions of US Dollars, except share and per share amounts.

	2020				2019
Selected Financial Information	Dec 31(1)	Sept 30	June 30(2)	Mar 31(3)	Dec 31(4)	Sept 30(5)	June 30	March 31
Revenue	$91.2	$94.3	$70.8	$67.7	$75.7	$60.6	$76.5	$72.0
Cost of product sold	$(31.3)	$(33.3)	$(30.1)	$(35.8)	$(43.0)	$(38.4)	$(43.3)	$(38.1)
Gross profit	$58.3	$59.6	$39.5	$30.7	$31.1	$21.3	$32.1	$32.6
Net income (loss) for period	$66.3	$31.4	$7.7	$(53.0)	$45.4	$16.3	$15.3	$15.5
Income (loss) per share attributable to owners of the Company
- Basic	$0.75	$0.36	$0.09	$(0.62)	$0.53	$0.19	$0.18	$0.18
- Diluted	$0.71	$0.34	$0.08	$(0.62)	$0.49	$0.18	$0.17	$0.17
Weighted average number of common shares outstanding
- Basic	87,321,832	86,448,318	85,933,443	85,759,194	85,620,168	85,505,675	85,032,841	84,804,389
- Diluted	92,642,103	91,961,897	91,428,969	85,759,194	91,670,988	91,320,363	90,696,926	89,917,828

Notes:

1.	During Q4 2020, the Company recognized $27.1 million in foreign exchange gains. The foreign exchange gains were primarily comprised of foreign exchange gain on unrealized derivative contracts of $27.7 million and a foreign exchange gain on USD denominated debt of $7.7 million in MCSA for which the functional currency is the BRL, partially offset by a realized foreign exchange loss on derivative contracts of $7.8 million and other foreign losses of $0.4 million. The foreign exchange gains were primarily a result of a strengthening of BRL against USD in Q4 2020. The foreign exchange gains on unrealized derivative contracts are a result of mark-to-market calculations at period end and may not represent the amount that will ultimately be realized, which will depend on future changes to the USD/BRL foreign exchange rates.

During Q4 2020, the Company recognized a recovery of $8.9 million in net income related to value added taxes. The recovery was recognized as a result of a study conducted to revisit certain tax positions which concluded that it is probable that additional tax credits are available to be used to offset a variety of taxes.

2.	During the quarter ended June 30, 2020, the Company had an overall net income of $7.7 million, despite $16.3 million in foreign exchange losses. The foreign exchange losses were comprised of a foreign exchange loss on unrealized derivative contracts of $8.5 million, a foreign exchange loss on realized derivative contracts of $4.4 million, and a foreign exchange loss on USD denominated debt of $3.0 million in MCSA for which the functional currency is the BRL. As with the preceding quarter, the foreign exchange losses were unusually high this quarter due to volatility in the foreign exchange rates between the USD and BRL resulting from the worldwide instability in currency rates as a result of the COVID-19 pandemic.

3.	During the quarter ended March 31, 2020, the Company recognized a $81.9 million in foreign exchange losses. The foreign exchange losses were mainly comprised of a $26.9 million loss associated with USD denominated debt held by MCSA, whose functional currency is the BRL, and $52.7 million losses associated with unrealized losses on foreign exchange currency collar contracts. These foreign exchange losses were unusually high this quarter due to volatility in the foreign exchange rates between the USD and the BRL resulting from the worldwide instability in currency rates as a result of the COVID-19 pandemic.

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4.	During Q4 2019, the Company recognized a $25.2 million income tax recovery primarily resulting from the recognition of available tax losses and tax credits in MCSA. At December 31, 2019, the Company considered the taxable income generated since acquisition of MCSA and forecasted future taxable income and determined that it was now considered probable that the benefit of these losses and tax credits in MCSA would be realized.

5.	During the quarter ended September 30, 2019, the Company recognized a recovery of $21.6 million in net income related to value added taxes previously paid on sales in Brazil. The recovery was recognized as a result of a Brazil Supreme Court ruling in 2017 that concluded that the relevant taxing authorities had historically used an incorrect methodology to determine such taxes. The ruling set a precedent for all companies in Brazil but was required to be confirmed for the Company’s specific claim, for which approval was received in July 2019. These credits can be used to offset a variety of other taxes, including income taxes and taxes on future sales.

LIQUIDITY, CAPITAL RESOURCES, AND CONTRACTUAL OBLIGATIONS

Liquidity

As at December 31, 2020, the Company held cash and cash equivalents of $62.5 million. Cash and cash equivalents are primarily comprised of cash held with reputable financial institutions and are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Cash and cash equivalents have increased by $41.0 million since December 31, 2019. The Company’s cash flows from operating, investing, and financing activities during Fiscal 2020 are summarized as follows:

•	Cash from operating activities of $162.8 million

•	Cash from financing activities of $0.3 million, including:

°	$69.0 million proceeds from new loans and borrowings;

°	$4.4 million proceeds from exercise of stock options and warrants; $1.5 million released from restricted cash

°	$1.5 million released from restricted cash

net of:

°	$57.4 million of repayment on loans and borrowings;

°	$9.7 million of payment of interest on loans and borrowings; o $4.3 million of lease payments;

°	$4.3 million of lease payments;

°	$3.2 million of other finance expenses

Partially offset by:

•	Cash used in investing activities of $116.6 million, including:

°	$117.6 million of additions to mineral property, plant and equipment; $0.2 million of additions to exploration and evaluation assets

°	$0.2 million of additions to exploration and evaluation assets net of:

°	$1.3 million from other investments

As at December 31, 2020, the Company had working capital of $35.8 million, primarily as a result of a record cash flow from operations.

Capital Resources

The Company’s primary sources of capital are comprised of cash from operations, and cash and cash equivalents on hand. The Company will continuously monitor its capital structure and, based on changes in operations and economic conditions, may adjust such structure by issuing new common shares or new debt as necessary. While the Company has been successful in securing financing to date, there are no guarantees that it will be able to secure such financing in the future on terms acceptable to the Company, if at all. Taking into consideration cash flow from existing operations, management believes that the Company has sufficient working capital and financial resources to maintain its planned operations and activities for the foreseeable future.

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At December 31, 2020, we had unrestricted cash and cash equivalents of $ 62.5 million compared to $21.5 million at December 31, 2019. The increase is primarily due to an increase in cash from operations.

The Company’s $150 million Facilities are fully drawn at December 31, 2020. The Company is required to comply with certain financial covenants. As of the date of the consolidated financial statements, the Company is in compliance with these covenants. Subsequent to December 31, 2020, the Company amended terms of the Facilities. Refer to sub-section titled “Q4 2020 Financial Report” within the “Highlights” section in this MD&A.

Contractual Obligations and Commitments

Certain loan agreements contain operating and financial covenants that could restrict the ability of the Company and its subsidiaries, MCSA, Ero Gold, and NX Gold S.A., to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board.

COVID-19 Pandemic Risk

The outbreak of COVID-19 has had a significant impact on the volatility of commodity prices and USD/BRL exchange rates, and governmental actions to contain the outbreak may impact our ability to transport or market our concentrate or cause disruptions in our supply chains or interruption of production. A material spread of COVID-19 in jurisdictions where we operate could impact our ability to staff operations. A reduction in production or other COVID-19 related impacts, including but not limited to, low copper prices could cause a significant reduction in profitability of ongoing operations.

The global pandemic could cause temporary closure of businesses in regions that are significantly impacted by the health crises, or cause governments to take or continue to take preventative measures such as the closure of points of entry, including ports and borders.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at December 31, 2020 and December 31, 2019:

	December 31, 2020	December 31, 2019
Cash and cash equivalents	$62,508	$21,485
Restricted cash	-	1,500
Accounts receivable	20,353	7,680
Deposits and other non-current assets	595	2,396
	$83,456	$33,061

The Company invests cash and cash equivalents with financial institutions that are financially sound based on their credit rating. The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer. The Company currently has only three significant customers, all of which have no history of credit default with the Company. The Company has not incurred credit losses during the year ended December 31, 2020 nor recognized a provision for credit losses.

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Liquidity risk

Liquidity risk is the risk associated with the difficulties that the Company may have meeting the obligations associated with financial liabilities that are settled with cash payments or with another financial asset. The Company's approach to liquidity management is to ensure as much as possible that sufficient liquidity exists to meet their maturity obligations on the expiration dates, under normal and stressful conditions, without causing unacceptable losses or with risk of undermining the normal operation of the Company.

The table below shows the Company's maturity of non-derivative financial liabilities on December 31, 2020:

	Carrying	Contractual	Up to 12			More than 5
Non-derivative Financial Liabilities	value	cash flows	months	1-2 years	3-5 years	years
Loans and borrowings	$168,102	$169,889	$12,223	$36,998	$119,976	$692
Interest on loans and borrowings	-	15,025	5,859	4,863	4,296	7
Accounts payable and accrued liabilities	37,878	37,878	37,878	-	-	-
Value added, payroll and other taxes	14,829	16,332	13,361	1,484	1,487	-
	$220,809	$239,124	$69,321	$43,345	$125,759	$699

The Company also has derivative financial liabilities for foreign exchange and interest rate derivatives whose notional amounts and maturity information is disclosed below under foreign exchange currency risk and interest rate risk.

Foreign exchange currency risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage market risks. At December 31, 2020, the Company has entered into foreign exchange collar contracts at zero cost for notional amounts of $285.7 million with an average floor rate of 4.05 BRL to US Dollar and an average cap rate of 4.76 BRL to US Dollar (December 31, 2019 - notional amount of $336.6 million in foreign exchange forward collar contracts). The maturity dates of these contracts are from January 27, 2021 to July 27, 2022 and are financially settled on a net basis. The fair value of these contracts at December 31, 2020 was a liability of $34.5 million, (December 31, 2019 - $nil) which is included in Derivatives in the statement of financial position. The fair value of these forward contracts as at December 31, 2020 was determined using an option pricing mode with the following assumptions: discount rate of 5.015%, foreign exchange rate of approximately 5.20, and volatility of 7.46% - 21.20%. The change in fair value of foreign exchange collar contracts was a loss of $34.5 million for the year ended December 31, 2020 (a loss of $0.3 million for the year ended December 31, 2019) and has been recognized in foreign exchange loss. In addition, during the year ended December 31, 2020, the Company recognized a realized loss of $20.8 million ($1.0 million for the year ended December 31, 2019) related to the settlement of foreign currency forward collar contracts.

Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

The Company is principally exposed to interest rate risk through its Term Facilities of $150.0 million, Brazilian Real denominated bank loans of $4.5 million, Brazilian Real denominated lines of credit of $1.4 million, and Brazilian Real denominated equipment finance loans of $1.1 million. Based on the Company’s net exposure at December 31, 2020, a 1% change in the variable rates would have an impact of $1.6 million on pre-tax annual net income, without consideration of the effects of the interest rate swap contract below.

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In order to mitigate the above volatility due to variable rates on loans, as at December 31, 2020, the Company has entered into an interest rate swap contract to manage interest rate risk. At December 31, 2020, the floating interest on a notional amount of $60.0 million was swapped for a fixed interest rate of 2.69%. This interest rate swap transaction is in effect for the majority of the term of the Company’s term facility, with the notional amount reduced over time. The fair value of this contract at December 31, 2020 was a liability of $2.5 million (December 31, 2019 - $1.7 million) and was included in Derivatives in the statement of financial position. The fair value of this swap contracts as at December 31, 2020 was determined using a discounted cash flow model with the following assumptions: discount rates of 0.017% – 0.298% and forward foreign exchange rates of 0.421% - 0.164%. The realized loss on the interest rate swap contract was $1.2 million for the year ended December 31, 2020 (realized loss of $0.1 million for the year ended December 31, 2019) and was included in finance expense. In addition, the Company recognized an unrealized loss of $0.8 million on the interest rate swap contract for the year ended December 31, 2020 (unrealized loss of $1.6 million for the year ended December 31, 2019), which was included in finance expense.

In addition, as at December 31, 2020, MCSA has entered into an interest rate and currency swap contract on the Plural Loan. At December 31, 2020, the floating interest on a notional amount of BRL $12 million was swapped for a fixed interest rate of 9.9% and the BRL currency on the loan was swapped for USD at a rate of 3.95. The fair value of this contract at December 31, 2020 was a liability of $0.3 million (December 31, 2019 - nil) and is included in Derivatives in the statement of financial position. The realized loss on this swap contract was $ 0.4 million for the year ended December 31, 2020 and was included in finance expense. In addition, the Company recognized an unrealized loss of $0.3 million on the swap contract for the year ended December 31, 2020, which was also included in finance expense.

Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks. At December 31, 2020, the Company has not entered into any commodity derivative contracts. The Company recognized a realized loss of $1.4 million for the year ended December 31, 2019 related to the settlement of commodity forward contracts.

For a discussion of additional risks applicable to the Company and its business and operations, including risks related to the Company’s foreign operations, the environment and legal proceedings, see “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2020 and dated March 16, 2021 (the “AIF”).

OTHER FINANCIAL INFORMATION

Off-Balance Sheet Arrangements

As at December 31, 2020, the Company had no material off-balance sheet arrangements.

Contingencies

MCSA is subject to a number of claims (including claims related to tax, labour and social security matters and civil action) in the course of its business which individually are not material and have not been accrued for in the Company’s financial statements as it is not probable that a material cash outflow will occur. While the Company believes that these claims are unlikely to be successful, if all such existing claims were decided against it, the Company could be exposed to a liability of up to approximately $21.8 million as at December 31, 2020 (December 31, 2019 - $31.1 million), which could have an adverse impact on the Company’s business, financial condition, results of operations, cash flows or prospects.

Outstanding Share Data

At March 16, 2021, the Company had 88,101,909 common shares, 4,485,781 stock options, 1,533,330 warrants, and 727,761 performance share units issued and outstanding.

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Related Party Disclosures

For the three months and year ended December 31, 2020, amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

The aggregate value of compensation paid to key management personnel for the year ended December 31, 2020 was $7.4 million ($7.5 million for the year ended December 31, 2019). In addition, 287,281 options, 197,269 share units and 79,230 DSUs were issued to key management personnel and non-executive directors during the year ended December 31, 2020 (444,265 options and 171,754 share units for the year ended December 31, 2019). For key management personnel, $5.1 million was recognized in share-based compensation expense for the year ended December 31, 2020 for options, share units, and DSUs issued ($4.1 million for the year ended December 31, 2019).

During the year ended December 31, 2020, key management personnel exercised 408,555 options and 1,266,666 warrants for total cash proceeds to the Company of $2.7 million (286,666 options and 300,000 warrants for total cash proceeds of $1.0 million for the year ended December 31, 2019).

As at December 31, 2020, $3.7 million was payable to key management as incentive compensation and is included in accounts payable and accrued liabilities in the statement of financial position (December 31, 2019 - $3.9 million). Such amounts are unsecured, non-interest bearing and will be paid under normal trade terms.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

The Company’s significant accounting policies and accounting estimates are contained in the Company’s December 31, 2020 consolidated financial statements. Certain of these policies, such as, capitalization and depreciation of property, plant and equipment and mining interests, derivative instruments, and decommissioning liabilities provisions involve critical accounting estimates because they require management of the Company to make subjective or complex judgments about matters that are inherently uncertain, and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

In preparing its financial statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of the assets, liabilities, revenues, and expenses. Actual results may differ from these estimates.

The estimates and assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

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Critical Judgments

Functional currency

The functional currency of the Company and each of its subsidiaries is the currency of the primary economic environment in which the entities operate. The Company has determined that the functional currency for the Company is the US dollar while the functional currency for MCSA and NX Gold is the Brazilian Real. Assessment of functional currency involves certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Legal claims and contingent liabilities

The recognition of legal provisions and contingent liabilities involves the assessment of claims made against the Company and each of its subsidiaries. The recognition of a legal provision, or disclosure of a contingent liability, involves certain judgements to determine the probability of whether a cash outflow will occur. In making this judgment, management has assessed various criteria and also relies on the opinions of its legal advisers to assist in making this assessment.

Key Sources of Estimation Uncertainty

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant. Significant estimates made by management affecting the consolidated financial statements include:

Derivative instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including assumptions for forward interest and foreign exchange rates, volatilities and discount rates. The fair value of the Company’s derivative contracts includes an adjustment for credit risk for either the Company or the counter party as applicable. Changes in the assumptions for inputs into the models affect the fair value of the derivatives recognized in the statement of financial position as well as the unrealized gains or losses recognized in net income.

Mineral reserve and resource estimates including life of mine plan

The Company estimates its mineral reserves and mineral resources based on information compiled by competent individuals. Mineral reserves are used in the calculation of depreciation, impairment assessments and for forecasting the timing of payment of mine closure and rehabilitation costs.

There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the estimation methodology, forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of mineral reserves and may, ultimately, result in changes in the mineral reserves.

The carrying amounts of the Company’s mineral properties, plant and equipment are depleted in part based on recoverable mineral reserve tonnes processed, depending on the use of the asset. Changes to estimates of recoverable quantities of metals, mineral reserve tonnes and depletable costs, including changes resulting from revisions to the Company’s mine plans and changes in metals prices forecasts, can result in a change to future depreciation and depletion rates and may result in impairment charges.

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Mine closure and rehabilitation costs

Significant estimates and assumptions are made in determining the provision for mine closure and rehabilitation as there are numerous factors that will affect the ultimate liability payable. These factors include estimation of the extent and cost of rehabilitation activities, timing of future cash flows, discount rates, inflation rate, and regulatory requirements.

Changes in the above factors can result in a change to the provision recognized by the Company. Changes to mine closure and rehabilitation costs are recorded with a corresponding change to the carrying amounts of related mineral properties, plant and equipment. Adjustments to the carrying amounts of related mineral properties, plant and equipment can result in a change to future depreciation and depletion expense.

Significant assumptions used to determine mine closure and rehabilitation costs are included in Note 11(a) to the consolidated financial statements.

Income taxes

The determination of the Company’s tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgement by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings, which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

The Company operates in Brazil where tax authorities may audit income tax treatments and the resolution of such audits may span multiple years. Tax law in Brazil is complex and often subject to changes and to varied interpretations; accordingly, the ultimate outcome with respect to income tax treatments may differ from the amounts recognized. The Company’s assessment of whether it is probable that uncertain income tax treatments will be accepted by tax authorities in Brazil is a significant management judgment.

New Accounting Standards and Interpretations Adopted in the Year

The following new and amended IFRS pronouncements were adopted effective January 1, 2020 and had no impact to the Company’s financial statements:

•	Amendments to References to the Conceptual Framework in IFRS Standards

•	In September 2019, the IASB issued first phase amendments IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Hedging, and IFRS 7 Financial Instrument Disclosures to address the financial reporting impact of the reform on interest rate benchmarks, such as the discontinuance of the interbank offered rates. The first phase amendment is focused on the impact to hedge accounting requirements. The Company adopted the first phase amendment and there was no material impact on its consolidated financial statements. The Company will continue to assess the effect of amendments related to the interest rate benchmark reform on its consolidated financial statements.

The following amendment to accounting standards has been issued but not yet adopted in the financial statements:

•	On May 14, 2020, the IASB published a narrow scope amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use. The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use.

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Instead, amounts received will be recognized as sales proceeds and related cost in profit or loss. The effective date is for annual periods beginning on or after January 1, 2022. The Company does not expect to adopt this amendment until the effective date, and does not anticipate a material impact on its consolidated financial statements.

Local Currency Operating Metrics – Presented in Brazilian Real

	2020 - Q4		2020 - Q3	2020	2019 - Q4	2019
Costs (MCSA Operations)
Mining[1] - UG (Pilar)	R$	40,532	35,661	140,335	36,237	152,994
- UG (Vermelhos)		28,149	32,421	121,950	25,360	96,100
- OP		-	-	-	29	8,521
Processing		21,657	22,703	82,905	22,250	83,041
Indirect		18,897	15,774	60,756	12,822	46,607
Production costs[1]		109,235	106,559	405,946	96,698	387,263
By-product credits		(24,246)	(27,128)	(88,328)	(16,876)	(50,823)
Treatment, refining and other		(2,854)	2,367	6,637	3,895	7,358
C1 cash costs	R$	82,135	81,798	324,255	83,717	343,798

Breakdown Mined and Processed (tonnes)
UG Mined		588,792	647,281	2,521,263	675,258	2,527,386
OP Mined		-	-	-	-	727,578
Total Mined (t):		588,792	647,281	2,521,263	675,258	3,254,964
Total Processed (t)		483,447	553,148	2,271,625	589,065	2,424,592
Cu Production (t)		10,018	10,961	42,814	11,526	42,318
UG Mining Total - R$/tonne mined		116.65	105.18	104.03	91.22	98.56
Pilar - R$/tonne mined		103.55	87.16	89.60	78.56	91.26
Vermelhos - R$/tonne mined		142.63	136.14	127.70	118.52	112.93
OP Mining - R$/tonne mined[2]		n/a	n/a	n/a	n/a	11.71
Processing - R$/tonne processed		44.80	41.04	36.50	37.77	34.25
Indirect - R$/tonne processed		39.09	28.52	26.75	21.77	19.22

Footnotes

General - Above only includes amounts from MCSA. NX Gold operations are excluded.

[1]	-	Beginning in Q3 2020, production costs are presented net of capex development. Comparative figures have been adjusted to conform with the revised presentation.
[2]	-	There was no OP production in Fiscal 2020.

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Capital Expenditures

The following table presents capital expenditures at the Company’s operations.

	2020 - Q4	2020 - Q3	2020	2019 - Q4	2019
MCSA Operations
Pilar Mine and Caraíba Mill Complex	12,464	14,283	54,487	14,876	43,933
Vermelhos Mine	3,579	3,804	14,022	4,063	19,751
Boa Esperanҫa Project	61	58	178	53	1,139
Capital Expenditure	16,104	18,145	68,687	18,992	64,823
Capex Development (included in above)	7,111	8,156	31,929	10,936	31,705

Exploration	7,702	9,446	31,880	8,742	33,738

NX Gold Operations
Capital Expenditure	3,843	3,028	12,981	2,280	7,606
Capex Development (included in above)	1,407	1,698	6,675	540	1,147

Exploration	1,454	965	4,257	859	3,600

NON-IFRS MEASURES

Financial results of the Company are prepared in accordance with IFRS. The Company utilizes certain non-IFRS measures, including C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce), AISC of gold produced (per ounce), EBITDA, Adjusted EBITDA, Adjusted net income attributable to owners of the Company, Adjusted net income per share, net debt, working capital (deficit) and available liquidity, which are not measures recognized under IFRS. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The tables below provide a reconciliation of these non-IFRS measures to the most directly comparable IFRS measures as contained in the Company’s financial statements.

Unless otherwise noted, the non-IFRS measures presented below have been calculated on a consistent basis for the periods presented.

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C1 Cash Cost of Copper Produced (per lb)

C1 cash cost of copper produced (per lb) is the sum of production costs, net of capital expenditure development costs and by-product credits, divided by the copper pounds produced. C1 cash costs reported by the Company include treatment, refining charges, offsite costs, and certain tax credits relating to sales invoiced to the Company’s Brazilian customer on sales. By-product credits are calculated based on actual precious metal sales (net of treatment costs) during the period divided by the total pounds of copper produced during the period. C1 cash cost of copper produced per pound is a non-IFRS measure used by the Company to manage and evaluate operating performance of the Company’s operating mining unit and is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in addition to IFRS measures.

The following table provides a reconciliation of C1 cash cost of copper produced per pound to cost of goods sold, its most directly comparable IFRS measure.

	2020 - Q4	2020 - Q3	2020	2019 - Q4	2019
Reconciliation:
Cost of Product Sold	$25,800	$28,168	$109,567	$35,620	$135,607
Add (less):
Depreciation/amortization/depletion	(7,950)	(9,593)	(35,674)	(11,128)	(40,107)
Incentive payments	(761)	(714)	(2,741)	(2,870)	(2,870)
Net change in inventory	888	891	2,271	322	1,062
Transportation costs & other	1,040	1,043	3,947	1,479	4,598
By-product credits	(4,493)	(5,042)	(17,005)	(4,101)	(12,822)
Treatment, refining, and other	(554)	469	1,192	935	1,814
Foreign exchange translation adjustments	1,225	11	1,525	74	(70)
C1 cash costs	$15,195	$15,233	$63,082	$20,330	$87,212

	2020 - Q4	2020 - Q3	2020	2019 - Q4	2019
Costs
Mining[1]	$12,727	$12,654	$51,007	$14,974	$65,603
Processing	4,013	4,220	16,124	5,406	21,035
Indirect	3,502	2,932	11,764	3,116	11,581
Production costs[1]	20,242	19,806	78,895	23,496	98,219
By-product credits	(4,493)	(5,042)	(17,005)	(4,101)	(12,822)
Treatment, refining and other	(554)	469	1,192	935	1,814
C1 cash costs	$15,195	$15,233	$63,082	$20,330	$87,212

Costs per pound
Payable copper produced (lb)	22,086	24,164	94,388	25,411	93,295

Mining[1]	$0.58	$0.52	$0.54	$0.59	$0.70
Processing	$0.18	$0.17	$0.17	$0.21	$0.23
Indirect	$0.16	$0.12	$0.12	$0.12	$0.12
By-product credits	$(0.20)	$(0.21)	$(0.18)	$(0.16)	$(0.14)
Treatment, refining and other	$(0.03)	$0.02	$0.01	$0.04	$0.02
C1 cash cost of copper produced (per lb)	$0.69	$0.63	$0.67	$0.80	$0.93

[1] - Beginning in Q3 2020, production costs are presented net of capex development. Comparative figures have been adjusted to conform with the revised presentation.

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C1 Cash Cost of Gold produced (per ounce) and AISC of Gold produced (per ounce)

C1 cash cost of gold produced (per ounce) is the sum of production costs, net of capital expenditure development costs and silver by-product credits, divided by the gold ounces produced. By-product credits are calculated based on actual precious metal sales during the period divided by the total ounces of gold produced during the period. C1 cash cost of gold produced per ounce is a non-IFRS measure used by the Company to manage and evaluate operating performance of the Company’s operating mining unit and is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in addition to IFRS measures.

AISC of gold produced (per ounce) is the sum of production costs, site general and administrative costs, accretion of mine closure and rehabilitation provision, sustaining capital expenditures, sustaining leases, and royalties and production taxes, net of silver by-product credits, divided by the gold ounces produced. By-product credits are calculated based on actual precious metal sales during the period divided by the total ounces of gold produced during the period. All-in sustaining cost of gold produced per ounce is a non-IFRS measure used by the Company to manage and evaluate operating performance of the Company’s operating mining unit and is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in addition to IFRS measures.

The following table provides a reconciliation of C1 cash cost of gold produced per ounce and AISC of gold produced per ounce to cost of goods sold, its most directly comparable IFRS measure.

	2020 - Q4	2020 - Q3	2020	2019 - Q4	2019
Reconciliation:
Cost of Product Sold	$5,523	$5,169	$21,018	$7,397	$27,210
Add (less):
Depreciation/amortization/depletion	(1,174)	(818)	(3,538)	(881)	(5,907)
Incentive payments	(120)	(116)	(511)	-	-
Net change in inventory	255	(134)	140	120	710
By-product credits	(141)	(134)	(424)	(67)	(281)
Foreign exchange translation adjustments	26	3	140	(18)	(46)
C1 cash costs	$4,369	$3,970	$16,825	$5,917	$21,052
Site general and administrative	721	641	2,420	716	2,216
Accretion of mine closure and rehabilitation provision	88	49	268	194	1,018
Sustaining capital expenditure	600	179	1,033	218	773
Sustaining leases	502	345	1,613	399	1,423
Royalties and production taxes	281	281	952	125	589
AISC	$6,561	$5,465	$23,111	$7,569	$27,071

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	2020 - Q4	2020 - Q3	2020	2019 - Q4	2019
Costs
Mining[1]	$2,280	$1,980	$8,194	$2,715	$10,266
Processing	1,624	1,544	6,462	2,274	7,588
Indirect	606	580	2,593	995	3,479
Production costs[1]	4,510	4,104	17,249	5,984	21,333
By-product credits	(141)	(134)	(424)	(67)	(281)
C1 cash costs	$4,369	$3,970	$16,825	$5,917	$21,052
Site general and administrative	721	641	2,420	716	2,216
Accretion of mine closure and rehabilitation provision	88	49	268	194	1,018
Sustaining capital expenditure	600	179	1,033	218	773
Sustaining leases	502	345	1,613	399	1,423
Royalties and production taxes	281	281	952	125	589
AISC	$6,561	$5,465	$23,111	$7,569	$27,071

Costs per ounce
Payable gold produced (ounces)	10,789	9,436	36,830	6,043	30,434

Mining[1]	$211	$210	$222	$449	$337
Processing	$151	$164	$175	$376	$249
Indirect	$56	$61	$70	$165	$114
By-product credits	$(13)	$(14)	$(12)	$(11)	$(9)
C1 cash cost of gold produced (per ounce)	$405	$421	$457	$980	$691
AISC of gold produced (per ounce)	$608	$579	$628	$1,253	$889

[1] - Beginning in Q3 2020, production costs are presented net of capex development. Comparative figures have been adjusted to conform with the revised presentation.

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Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA

EBITDA represents earnings before interest expense, income taxes, depreciation, and amortization. Adjusted EBITDA includes further adjustments for non -recurring items and/or items not indicative to the future operating performance of the Company. The Company believes EBITDA and adjusted EBITDA are appropriate supplemental measures of debt service capacity and performance of its operations.

Adjusted EBITDA is calculated by removing the following income statement items:

-	Recovery of valued added taxes

-	Foreign exchange loss (gain)

-	Loss on gold hedge contracts

-	Share based compensation

-	Incremental costs in response to COVID-19 pandemic

-	Loss on debt settlement

	2020 - Q4	2020 - Q3	2020	2019 - Q4	2019
Reconciliation:
Net income	$66,342	$31,443	$52,498	$45,409	$92,455
Adjustments:
Finance expenses	2,556	3,397	15,449	2,014	20,428
Tax expense (recovery)	13,234	6,806	8,925	(25,209)	(17,626)
Depreciation/amortization/depletion	9,161	10,445	39,348	12,042	46,171
EBITDA	91,293	52,091	116,220	34,256	141,428
Recovery of value added taxes	-	-	-	-	(21,584)
Foreign exchange loss (gain)	(27,142)	8,703	79,805	(4,423)	5,148
Loss on gold hedge contracts	-	-	-	15	1,505
Share based compensation	2,549	1,743	9,064	1,304	5,792
Incremental costs in response to COVID-19 pandemic	481	-	1,968	-	-
Loss on debt settlement	-	-	-	-	1,783
Adjusted EBITDA	$67,181	$62,537	$207,057	$31,152	$134,072

Note: In Q4 2020 and Fiscal 2020, incremental costs in response to COVID-19 pandemic is included as an adjustment to the calculation of Adjusted EBITDA. In Q4 2020 and Fiscal 2020, recovery of value added taxes was not included as an adjustment to the calculation of Adjusted EBITDA.

Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

The Company uses the financial measure “Adjusted net income attributable to owners of the Company” and “Adjusted net income per share attributable to owners of the Company” (“Adjusted EPS”) to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investor and analysts use this information to evaluate the Company’s performance. The Company excludes the following items from net income to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations: i) net recovery of value added taxes, ii) share based compensation, iii) unrealized foreign exchange loss (gain) on USD denominated debt in MCSA, iv) unrealized loss (gain) on foreign exchange derivative contracts, net of tax, v) incremental costs in response to COVID-19 pandemic, vi) unrealized loss (gain) on interest rate derivative contracts, vii) loss on debt settlement, and viii) unrealized loss on gold hedge contracts. The presentation of Adjusted EPS is not meant to substitute the net income (loss) per share attributable to owners of the Company (“EPS”) presented in accordance with IFRS, but rather it should be evaluated in conjunction with such IFRS measures.

The following table provides a detailed reconciliation of net income (loss) attributable to owners of the Company as reported in the Company’s consolidated financial statements to adjusted net income attributable to owners of the Company and Adjusted EPS.

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	2020 - Q4	2020 - Q3	2020	2019 - Q4	2019
Reconciliation:
Net income as reported attributable to the owners of the Company	$65,786	$31,063	$51,622	$45,169	$91,883
Adjustments for:
Net recovery of value added taxes	-	-	-	-	(17,783)
Share based compensation	2,549	1,743	9,064	1,304	5,792
Unrealized foreign exchange loss (gain) on USD denominated debt in MCSA	(7,682)	2,026	24,093	(3,738)	4,388
Unrealized loss (gain) on foreign exchange derivative contracts, net of tax	(23,077)	2,256	29,411	(1,404)	249

Incremental costs in response to COVID-19 pandemic	481	-	1,968	-	-
Unrealized loss (gain) on interest rate derivative contracts	(640)	(386)	1,137	-	-
Loss on debt settlement	-	-	-	-	1,776
Unrealized gain on gold hedge contracts	-	-	-	(677)	-
Adjusted net income attributed to owners of the Company	$37,417	$36,702	$117,295	$40,654	$86,305
Weighted average number of common shares - basic	87,321,832	86,448,318	86,368,535	85,620,168	85,244,277
Weighted average number of common shares - diluted	92,642,103	91,961,897	92,213,628	91,670,988	91,390,425
Adjusted EPS - basic	$0.43	$0.42	$1.36	$0.47	$1.01
Adjusted EPS - diluted	$0.40	$0.40	$1.27	$0.44	$0.94

Note: In Q4 2020 and Fiscal 2020, incremental costs in response to COVID-19 pandemic is included as an adjustment to the calculation of Adjusted EPS. In Q4 2020 and Fiscal 2020, net recovery of value added taxes was not included as an adjustment to the calculation of Adjusted EPS.

Net Debt

Net debt is determined based on cash and cash equivalents, restricted cash and loans and borrowings as reported in the Company’s consolidated financial statements. The Company uses net debt as a measure of the Company’s ability to pay down its debt. The following table provides a calculation of net debt based on amounts presented in the Company’s consolidated financial statements as at December 31, 2020, September 30, 2020, and December 31, 2019.

	December 31,	September 30,	December 31,
	2020	2020	2019
Current portion of loans and borrowings	$12,539	$17,325	$18,984
Long-term portion of loans and borrowings	155,563	155,403	140,386
Less: Cash and cash equivalents	(62,508)	(54,341)	(21,485)
Restricted cash	-	-	(1,500)
Net Debt	$105,594	$118,387	$136,385

Working Capital (Deficit) and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company’s working capital and undrawn revolving credit facilities in place. The following table provides a calculation for these based on amounts presented in the Company’s consolidated financial statements as at December 31, 2020 and December 31, 2019.

	December 31,	December 31,
	2020	2019
Current Assets	$127,541	$75,565
Less: Current Liabilities	(91,720)	(80,481)
Working Capital (Deficit)	$35,821	$(4,916)
Available undrawn revolving credit facilities	11,621	30,000
Available Liquidity	$47,442	$25,084

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Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company’s management, with the participation of the CEO and CFO, is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”).

The Company’s DC&P are designed to provide reasonable assurance that material information related to the Company is identified and communicated on a timely basis.

The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations and cannot provide absolute assurance that all misstatements and instances of fraud, if any, within the Company have been prevented or detected. The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company uses the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company’s management, under the supervision of the CEO and CFO, has evaluated the design and operating effectiveness of the Company’s DC&P and ICFR and concluded that the Company’s DC&P and ICFR were effective as of December 31, 2020.

There were no changes in the Company’s DC&P and ICFR that materially affected, or are reasonably likely to materially affect, ICFR during Q4 2020.

NOTE REGARDING SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific and technical information in this MD&A relating to Ero’s properties (“Technical Information”) is based on information contained in the following reports:

The report prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and entitled “2020 Updated Mineral Resources and Mineral Reserves Statements of Mineração Caraíba’s Vale do Curaçá Mineral Assets, Curaçá Valley”, dated January 14, 2021 with an effective date of October 1, 2020, prepared by Porfirio Cabaleiro Rodrigues, MAIG, Bernardo Horta de Cerqueira Viana, MAIG, Paulo Roberto Bergmann, FAusIMM, Fábio Valério Câmara Xavier, MAIG, Dr. Augusto Ferreira Mendonça, RM SME, all of GE21 Consultoria Mineral Ltda. (“GE21”), and Dr. Beck (Alizeibek) Nader, FAIG, of BNA Mining Solutions, and each a “qualified person” and “independent” of the Company within the meanings of NI 43-101 (the “MCSA Mining Complex Technical Report”).

The report prepared in accordance with NI 43-101 and entitled “Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina”, dated January 8, 2021 with an effective date of September 30, 2020, prepared by Porfirio Cabaleiro Rodrigues, MAIG, Leonardo de Moraes Soares, MAIG, Bernardo Horta de Cerqueira Viana, MAIG, and Paulo Roberto Bergmann, FAusIMM, each of GE21 and a “qualified person” and “independent” of the Company within the meanings of NI 43-101 (the “NX Gold Technical Report”).

The report prepared in accordance with NI 43-101 and entitled “Feasibility Study, Technical Report for the Boa Esperança Copper Project, Pará State Brazil”, dated September 7, 2017 with an effective date of June 1, 2017, prepared by Rubens Mendonça, MAusIMM of SRK Consultores do Brasil Ltda. (“SRK” or “SRK Brazil”) as at the date of the report and Carlos Barbosa, MAIG and Girogio di Tomi, MAusIMM, both of SRK Brazil, and each a “qualified person” and “independent” of the Company within the meanings of NI 43-101 (the “Boa Esperança Feasibility Study”).

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Reference should be made to the full text of the MCSA Mining Complex Technical Report, the NX Gold Technical Report and the Boa Esperança Technical Report, each of which is available for review under the Company’s profile on SEDAR at www.sedar.com.

The disclosure of Technical Information in this MD&A was reviewed and approved by Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company who is a “qualified person” within the meanings of NI 43-101.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking information includes statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Such forward-looking information includes, without limitation, statements with respect to mineral reserve and mineral resource estimates as well as LOM plans; targeting additional mineral resources and expansion of deposits; the Company’s expectations, strategies and plans for the MCSA Mining Complex, the NX Gold Property and the Boa Esperança Property, including the Company’s planned exploration, development and production activities; the significance of any particular exploration program or result and the Company’s expectations for current and future exploration plans including, but not limited to, planned areas of additional exploration, the significance of any drill results or new discoveries and targets, including without limitation, extensions of defined mineralized zones, possibilities for mine life extensions or continuity of high-grade mineralization, the recoverable value of any metals other than copper, further extensions and expansion of mineralization near the Company’s existing operations and throughout the Curaçá Valley or the NX Gold Mine, the timing and advancement of ongoing projects including the Deepening Extension Project and the re-start of the Surubim open pit mine; estimated completion dates for certain milestones; successfully adding or upgrading mineral resources and successfully developing new deposits; the costs and timing of future exploration and development including but not limited to the Deepening Extension Project at the MCSA Mining Complex; the significance of any potential optimization initiatives in connection with the Boa Esperança Property and the potential issuance, and timing of, an OFS; the impact of the COVID-19 pandemic on the Company’s planned drill programs; the timing and amount of future production at the MCSA Mining Complex and the NX Gold Property; the representativeness of the material tested in the Company’s ore sorting trial campaign to actual results of each of the mines tested during the campaign and the potential benefits of ore sorting in the LOM plans at any of the Company's operations including the Vermelhos District as well as any potential savings on transport costs, any potential reduction in water, diesel and electricity use, as well as any proposed reductions in flotation tailings as a result of ore sorting implementation, which may or may not occur in any capacity at the Company's operations or life- of-mine plans now or in the future, the Company's ability to service its ongoing obligations, the Company's future production outlook, cash costs, capital resources, expenditures, the impact of new accounting standards and amendments on the Company's financial statements, and current global macroeconomic uncertainty stemming from the COVID-19 pandemic and its impact on the Company’s business, financial condition, results of operations, cash flows and prospects.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this MD&A including, without limitation, assumptions about: continued effectiveness of the measures taken by the Company to mitigate the possible impact of COVID-19 on its workforce and operations; favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the MCSA Mining Complex, NX Gold Property and the Boa Esperanҫa Property being as described in the technical reports for these properties; production costs; the accuracy of budgeted exploration and development costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force conditions to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment and critical supplies, spare parts and consumables; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive, global health, and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

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Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking information. Such risks include, without limitation the risk factors listed under the heading “Risk Factors” in the AIF.

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking information, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended.

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained herein. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

Forward-looking information contained herein is made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking information, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Cautionary Notes Regarding Mineral Resource and Reserve Estimates

In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed or incorporated by reference in this MD&A have been prepared in accordance with NI 43-101 and are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014 (the “CIM Standards”).

Mineral resources which are not mineral reserves do not have demonstrated economic viability. Pursuant to the CIM Standards, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with Measured or Indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an Inferred mineral resource will be upgraded to an Indicated or Measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, Inferred mineral resources may not form the basis of any economic analysis. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.

ADDITIONAL INFORMATION

Additional information about Ero and its business activities, including the AIF, is available under the Company’s profile at www.sedar.com.

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CONSOLIDATED FINANCIAL

STATEMENTS

DECEMBER 31, 2020 AND 2019

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KPMG LLP

PO Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Ero Copper Corp.

Opinion

We have audited the consolidated financial statements of Ero Copper Corp. (“the Entity”), which comprise:

–	the consolidated statements of financial position as at December 31, 2020 and December 31, 2019;

–	the consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for the years then ended; and

–	notes to the consolidated statements, including a summary of significant accounting policies

(Hereinafter referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of the Entity as at December 31, 2020 and December 31, 2019, and its consolidated financial performance and consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditors’ Responsibilities for the Audit of the Financial Statements” section of our auditors’ report.

We are independent of the Entity in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

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Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements for the year ended December 31, 2020. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

We have determined the matter described below to be the key audit matter to be communicated in our auditors’ report.

Assessment of recognition of uncertainties over income tax treatments in Brazil

Description of the matter

We draw your attention to Notes 2(d), 3(e) and 11(c)(ii) to the financial statements.

Uncertainties over income tax treatments are evaluated on the basis of whether it is probable that they will be accepted upon examination by the relevant taxing authorities. These uncertainties impact the amount of income taxes recognized.

The Entity operates in Brazil where tax authorities may audit income tax treatments and the resolution of such audits may span multiple years. Tax law in Brazil is complex and often subject to changes and to varied interpretations; accordingly, the ultimate outcome with respect to income tax treatments may differ from the amounts recognized. The Entity’s assessment of whether it is probable that uncertain income tax treatments will be accepted by tax authorities in Brazil is a significant management judgment.

Why the matter is a key audit matter

We identified the assessment of recognition of uncertainties over income tax treatments in Brazil as a key audit matter. This matter represented an area of significant risk of misstatement given the high degree of subjectivity and judgment required in evaluating management’s significant judgement. As a result, specialized skills and knowledge were required in evaluating management’s significant judgement.

How the matter was addressed in the audit

The primary procedures we performed to address this key audit matter included the following:

We involved income tax and legal professionals in Brazil with specialized skills and knowledge who assisted in assessing whether it was probable that uncertain income tax treatments would be accepted by:

–	Developing an independent assessment based on our understanding and interpretation of tax laws in Brazil

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–	Inspecting correspondence documents with Brazilian tax authorities and evaluating the implications of the matters raised by such authorities

–	Inspecting opinions provided by the Entity’s tax and legal advisors.

We also assessed whether it was probable that uncertain income tax treatments would be accepted by obtaining legal enquiry letter responses from law firms related to identified tax claims and contingencies.

Other Information

Management is responsible for the other information. Other information comprises:

–	the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions; and

–	information, other than the financial statements and the auditors’ report thereon, included in a document likely to be entitled “Annual Report”.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.

We obtained the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions as at the date of this auditors’ report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditors’ report. We have nothing to report in this regard.

The information, other than the financial statements and the auditors’ report thereon, included in a document likely to be entitled “Annual Report” is expected to be made available to us after the date of this auditors’ report. If, based on the work we will perform on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact to those charged with governance.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Entity’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or has no realistic alternative but to do so.

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Those charged with governance are responsible for overseeing the Entity‘s financial reporting process.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

–     Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

–     Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity's internal control.

–     Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

–     Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Entity to cease to continue as a going concern.

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–	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represents the underlying transactions and events in a manner that achieves fair presentation.

–	Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

–	Provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

–	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group Entity to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

/s/ KPMG LLP
Chartered Professional Accountants

The engagement partner on the audit resulting in this auditors’ report is Robert Ryan Owsnett.

Vancouver, Canada

March 16, 2021

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Ero Copper Corp.

Consolidated Statements of Financial Position

(Amounts in thousands of US Dollars)

		As at	As at
	Notes	December 31, 2020	December 31, 2019
ASSETS
Current
Cash and cash equivalents		$62,508	$21,485
Restricted cash	9(b)	-	1,500
Accounts receivable		20,353	7,680
Inventories	4	25,496	19,377
Other current assets	5	19,184	25,523
		127,541	75,565
Non-Current
Mineral, property, plant and equipment	6	333,702	339,516
Exploration and evaluation assets	7	21,024	25,878
Deposits		513	1,200
Deferred income tax assets	19	14,223	13,099
Other non-current assets		96	7,416
		369,558	387,109
Total Assets		$497,099	$462,674

LIABILITIES
Current
Accounts payable and accrued liabilities	8	$37,878	$43,694
Current portion of loans and borrowings	9	12,539	18,984
Current portion of value added, payroll and other taxes payable	10	13,361	13,994
Current portion of derivatives	21	26,540	650
Current portion of lease liabilities		1,402	3,159
		91,720	80,481
Non-Current
Loans and borrowings	9	155,563	140,386
Provisions	11	21,450	33,581
Value added, payroll and other taxes	10	1,468	5,694
Derivatives	21	10,811	1,059
Lease liabilities		346	487
Other non-current liabilities		1,666	1,928
		191,304	183,135
Total Liabilities		283,024	263,616

SHAREHOLDERS’ EQUITY
Share capital	12	126,152	120,492
Equity reserves		(67,291)	(24,489)
Retained earnings		153,842	102,220
Equity attributable to owners of the Company		212,703	198,223
Non-controlling interests		1,372	835
		214,075	199,058
Total Liabilities and Equity		$497,099	$462,674

Nature of operations (Note 1); Contingencies (Note 11); Subsequent events (Note 9(a), 12(a) and (d))

APPROVED ON BEHALF OF THE BOARD:

“David Strang”	, CEO & Director	”Matthew Wubs”	, Director

The accompanying notes are an integral part of these consolidated financial statements

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Ero Copper Corp.

Consolidated Statements of Operations and Comprehensive Income

(Amounts in thousands of US Dollars, except share and per share amounts)

		Year ended	Year ended
	Notes	December 31, 2020	December 31, 2019
Revenue	13	$324,076	$284,843
Cost of product sold	14	(130,585)	(162,817)
Sales expenses		(5,354)	(4,962)
Gross profit		188,137	117,064

Expenses
General and administrative	15	(27,927)	(32,817)
Share-based compensation	12(a) to (c)	(9,064)	(5,792)
Income before the undernoted		151,146	78,455

Other income (expenses)
Finance income		1,346	701
Finance expense	16	(15,449)	(20,428)
Foreign exchange loss	17	(79,805)	(5,148)
Loss on debt settlement		-	(1,783)
Recovery of value added taxes	18	8,886	21,584
Other income (expenses)		(4,701)	1,448
Income before income taxes		61,423	74,829

Income tax recovery (expense)
Current	19	(9,675)	(10,645)
Deferred	19	750	28,271
		(8,925)	17,626
Net income for the year		52,498	92,455

Other comprehensive income (loss)
Foreign currency translation loss		(49,553)	(4,941)
Comprehensive income		$2,945	$87,514

Net income attributable to:
Owners of the Company		51,622	91,883
Non-controlling interests		876	572
		$52,498	$92,455
Comprehensive income attributable to:
Owners of the Company		2,267	86,962
Non-controlling interests		678	552
		$2,945	$87,514
Net income per share attributable to owners of the Company	12(e)
Net income per share
Basic		$0.60	$1.08
Diluted		$0.56	$1.01

Weighted average number of common shares outstanding
Basic		86,368,535	85,244,277
Diluted		92,213,628	91,390,425

The accompanying notes are an integral part of these consolidated financial statements

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Ero Copper Corp.

Consolidated Statement of Changes in Shareholders’ Equity

(Amounts in thousands of US Dollars, except share and per share amounts)

		Share Capital		Equity Reserves
		Number of		Contributed	Foreign	Retained		Non-controlling
	Notes	shares	Amount	surplus	exchange	earnings	Total	interest	Total equity
Balance, December 31, 2018		84,738,650	$117,944	$3,897	$(28,652)	$10,337	$103,526	$296	$103,822
Income for the year		-	-	-	-	91,883	91,883	572	92,455
Other comprehensive loss for the year		-	-	-	(4,921)	-	(4,921)	(20)	(4,941)
Total comprehensive income (loss) for the year		-	-	-	(4,921)	91,883	86,962	552	87,514
Shares issued for:
Exercise of options and warrants		964,996	2,548	(605)	-	-	1,943	-	1,943
Share-based compensation	12(a) to (c)	-	-	5,792	-	-	5,792	-	5,792
Dividends to non-controlling interest								(13)	(13)
Balance, December 31, 2019		85,703,646	$120,492	$9,084	$(33,573)	$102,220	$198,223	$835	$199,058
Income for the year		-	-	-	-	51,622	51,622	876	52,498
Other comprehensive loss for the year		-	-	-	(49,355)	-	(49,355)	(198)	(49,553)
Total comprehensive income (loss) for the year		-	-	-	(49,355)	51,622	2,267	678	2,945
Shares issued for:
Exercise of options and warrants		2,175,615	5,660	(1,258)	-	-	4,402	-	4,402
Share-based compensation	12(a) to (c)	-	-	7,811	-	-	7,811	-	7,811
Dividends to non-controlling interest		-	-	-	-	-	-	(141)	(141)
Balance, December 31, 2020		87,879,261	$126,152	$15,637	$(82,928)	$153,842	$212,703	$1,372	$214,075

The accompanying notes are an integral part of these consolidated financial statements

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Ero Copper Corp.

Consolidated Statements of Cash Flows

(Amounts in thousands of US Dollars)

	Year ended	Year ended
	December 31, 2020	December 31, 2019
Cash Flows from / (used in) Operating Activities

Net income for the year	$52,498	$92,455

Adjustments for:
Amortization and depreciation	39,348	46,171
Income tax expense (recovery)	8,925	(17,626)
Loss on debt settlement	-	1,783
Recovery of value added taxes	(8,886)	(21,584)
Write-off of plant and equipment	1,842	3,475
Unrealized derivative contracts	-	1,427
Provisions	(145)	(625)
Share-based compensation	9,064	5,792
Finance income	(1,346)	(701)
Finance expenses	15,449	20,428
Foreign exchange loss	79,805	5,148

Changes in:
Accounts receivable	(13,266)	(756)
Inventories	(6,360)	(5,946)
Other assets	6,858	(4,636)
Accounts payable and accrued liabilities	(3,885)	11,604
Deferred revenue	-	(1,882)
Value added, payroll and other taxes	7,121	43
	187,022	134,570
Derivative contract settlements	(20,804)	(1,011)
Provision settlements	(1,585)	(1,786)
Income taxes paid	(1,796)	(3,943)
	162,837	127,830

Cash Flows from / (used in) Investing Activities
Additions to mineral property, plant and equipment	(117,607)	(105,382)
Additions to exploration and evaluation assets	(199)	(892)
Other investments	1,250	(467)
	(116,556)	(106,741)
Cash Flows from / (used in) Financing Activities
Restricted cash	1,500	1,500
Lease liability payments	(4,337)	(4,082)
New loans and borrowings, net of finance costs	68,997	37,867
Loans and borrowings paid	(57,425)	(41,305)
Interest paid on loans and borrowings	(9,693)	(10,276)
Other finance expenses	(3,156)	(3,668)
Issuance of share capital, net of issuance costs	4,402	1,943
	288	(18,021)

Effect of exchange rate changes on cash and cash equivalents	(5,546)	(524)
Net increase in cash and cash equivalents	41,023	2,544
Cash and cash equivalents - beginning of year	21,485	18,941
Cash and cash equivalents - end of year	$62,508	$21,485

The accompanying notes are an integral part of these consolidated financial statements

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Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

1.	Nature of Operations

Ero Copper Corp. (“Ero" or the "Company") was incorporated on May 16, 2016 under the Business Corporations Act (British Columbia) and maintains its head office at Suite 1050, 625 Howe Street, Vancouver, BC, V6C 2T6. The Company’s shares are publicly traded on the Toronto Stock Exchange under the symbol “ERO”.

The Company’s principal asset is its 99.6% ownership interest in Mineração Caraíba S.A. (“MCSA”). The Company also currently owns a 97.6% ownership interest in NX Gold S.A. (“NX Gold”) indirectly through its wholly-owned subsidiary, Ero Gold Corp. (“Ero Gold”).

MCSA is a Brazilian company which holds a 100% interest in the MCSA Mining Complex and the Boa Esperança Property (Note 7). MCSA’s predominant activity is the production and sale of copper concentrate from the MCSA Mining Complex, located in Bahia, Brazil, with gold and silver produced and sold as by-products. The Company currently mines copper ore from the Pilar underground mine (“Pilar UG Mine”) and the Vermelhos underground mine (“Vermelhos UG Mine”). The Boa Esperança Property is located within the municipality of Tucumã in the southeastern part of the state of Pará, Brazil, and consists of a single mineral concession covering an area of 4,034 hectares (“ha”).

NX Gold is a Brazilian gold mining company focused on the exploration and commercialization of gold as its main product and silver as its by-product. NX Gold wholly owns a 31,096 ha property, located approximately 18 kilometers west of the town of Nova Xavantina, in southeastern Mato Grosso State, Brazil, consisting of a single mining concession covering an area of 620 ha, where all gold mining and processing activities occur.

On March 11, 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. Although COVID-19 has not materially impacted the Company’s operations during the year ended December 31, 2020, the situation is dynamic and the ultimate duration and magnitude of the impact on the economy and our business are not known at this time. These impacts could include an impact on the Company’s ability to obtain debt and equity financing, impairment of investments, impairments in the value of long-lived assets, continued fluctuation in the value of the Brazilian Real or potential future decreases in revenue or the profitability of ongoing operations.

2.	Basis of Preparation

a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee.

These consolidated financial statements were authorized for issue by the Board of Directors of the Company (the “Board”) on March 16, 2021.

b)	Basis of Presentation and Principles of Consolidation

These consolidated financial statements have been prepared on a historical cost basis except for fair-value through-profit-or-loss and derivative financial instruments, which are measured at fair value.

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control over a subsidiary is defined to exist when the Company is exposed to variable returns from involvement with an investee and has the ability to affect the returns through power over the investee. All intercompany balances and transactions are eliminated upon consolidation.

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Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

The Company applies the acquisition method to account for business combinations. The consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities assumed and the equity interests issued by the Company, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred.

The Company recognizes identifiable assets acquired and liabilities assumed in a business combination regardless of whether they have been previously recognized in the acquiree’s financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values.

Goodwill arising from acquisitions is the excess of the sum of a) fair value of consideration transferred, b) the recognized amount of any non-controlling interest in the acquiree and c) acquisition-date fair value of any existing equity interest in the acquiree, over the acquisition-date fair values of identifiable net assets. If the fair values of identifiable net assets exceed the sum calculated above, the excess amount would be recognized in profit or loss immediately.

Since the Company does not own 100% of its interests in MCSA and NX Gold, the interest attributable to non-controlling shareholders is reflected in non-controlling interests. Adjustments to non-controlling interests that do not involve the loss of control are accounted for as equity transactions and adjustments are based on a proportionate amount of the net assets of the subsidiary.

c)	Foreign Currency Translation

The functional currency and presentation currency of the Company is the US dollar. The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the statement of financial position date while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in profit or loss.

The functional currency of MCSA and NX Gold is the Brazilian Real (“BRL”). The assets and liabilities of MCSA and NX Gold are translated into the US dollar presentation currency using the rate of exchange at the statement of financial position date while revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in a separate component of shareholders’ equity.

d)	Use of Estimates and Judgments

In preparing these financial statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of the assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

The estimates and assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

Critical Judgments

Functional currency

The functional currency of the Company and each of its subsidiaries is the currency of the primary economic environment in which the entities operate. The Company has determined that the functional currency for the Company is the US dollar while the functional currency for MCSA and NX Gold is the Brazilian Real.

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Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Assessment of functional currency involves certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Legal claims and contingent liabilities

The recognition of legal provisions and contingent liabilities involves the assessment of claims made against the Company and each of its subsidiaries. The recognition of a legal provision, or disclosure of a contingent liability, involves certain judgements to determine the probability of whether a cash outflow will occur. In making this judgment, management has assessed various criteria and also relies on the opinions of its legal advisers to assist in making this assessment.

Key Sources of Estimation Uncertainty

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant. Significant estimates made by management affecting the consolidated financial statements include:

Derivative instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including assumptions for forward interest and foreign exchange rates, volatilities and discount rates. The fair value of the Company’s derivative contracts includes an adjustment for credit risk for either the Company or the counter party as applicable. Changes in the assumptions for inputs into the models affect the fair value of the derivatives recognized in the statement of financial position as well as the unrealized gains or losses recognized in net income.

Mineral reserve and resource estimates including life of mine plan

The Company estimates its mineral reserves and mineral resources based on information compiled by competent individuals. Mineral reserves are used in the calculation of depreciation, impairment assessments and for forecasting the timing of payment of mine closure and rehabilitation costs.

There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the estimation methodology, forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of mineral reserves and may, ultimately, result in changes in the mineral reserves.

The carrying amounts of the Company’s mineral, property, plant and equipment are depleted in part based on recoverable mineral reserve tonnes processed, depending on the use of the asset. Changes to estimates of recoverable quantities of metals, mineral reserve tonnes and depletable costs, including changes resulting from revisions to the Company’s mine plans and changes in metals prices forecasts, can result in a change to future depreciation and depletion rates and may result in impairment charges.

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Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Mine closure and rehabilitation costs

Significant estimates and assumptions are made in determining the provision for mine closure and rehabilitation as there are numerous factors that will affect the ultimate liability payable. These factors include estimation of the extent and cost of rehabilitation activities, timing of future cash flows, discount rates, inflation rate, and regulatory requirements.

Changes in the above factors can result in a change to the provision recognized by the Company. Changes to mine closure and rehabilitation costs are recorded with a corresponding change to the carrying amounts of related mineral, property, plant and equipment. Adjustments to the carrying amounts of related mineral, property, plant and equipment can result in a change to future depreciation and depletion expense.

Significant assumptions used to determine mine closure and rehabilitation costs are included in Note 11(a).

Income taxes

The determination of the Company’s tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgement by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings, which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

The Company operates in Brazil where tax authorities may audit income tax treatments and the resolution of such audits may span multiple years. Tax law in Brazil is complex and often subject to changes and to varied interpretations; accordingly, the ultimate outcome with respect to income tax treatments may differ from the amounts recognized. The Company’s assessment of whether it is probable that uncertain income tax treatments will be accepted by tax authorities in Brazil is a significant management judgment.

e)	New Accounting Standards and Interpretations Adopted in the Year

The following new and amended IFRS pronouncements were adopted effective January 1, 2020 and had no impact to the Company’s financial statements:

•	Amendments to References to the Conceptual Framework in IFRS Standards

•	In September 2019, the IASB issued first phase amendments IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Hedging and IFRS 7 Financial Instrument Disclosures to address the financial reporting impact of the reform on interest rate benchmarks, such as the discontinuance of the interbank offered rates. The first phase amendment is focused on the impact to hedge accounting requirements. The Company adopted the first phase amendment and there was no material impact on its consolidated financial statements. The Company will continue to assess the effect of amendments related to the interest rate benchmark reform on its consolidated financial statements.

The following amendment to accounting standards has been issued but not yet adopted in the financial statements:

•	On May 14, 2020, the IASB published a narrow scope amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use. The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. Instead, amounts received will be recognized as sales proceeds and related cost in profit or loss. The effective date is for annual periods beginning on or after January 1, 2022. The Company does not expect to adopt this amendment until the effective date, and does not anticipate a material impact on its consolidated financial statements.

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Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

3. Significant Accounting Policies

a)	Revenue

Revenue is generated from the sale of sale of metals in concentrate and gold doré. The Company’s performance obligations relate primarily to the delivery of the concentrate or gold doré to customers, with each shipment representing a separate performance obligation.

Revenue from the sale of metals in concentrate and gold doré is recognized at the point the customer obtains control of the product. Control is transferred when title has passed to the purchaser, the product is physically delivered to the customer, the customer controls the risks and rewards of ownership and the Company has a present right to payment for the product which is generally when the concentrate or ore is delivered to a location designated by the customer.

The sales amount is typically based on quoted market and contractual prices which are fixed at the time the shipment is received at the customers’ premises. In certain circumstances the sales price of metals in concentrate may be determined in a period subsequent to the date of sale (provisionally priced sales) based on the terms of specific copper concentrate contracts. Provisionally priced sales are recognized based on an estimate of metal contained using forward market prices corresponding with the expected date that final sales prices will be fixed. The period between provisional pricing and final settlement can be up to one month. The settlement receivable is recorded at fair value each reporting period by reference to forward market prices until the date of final pricing, with the changes in fair value recorded as an adjustment to revenue.

b)	Tax Incentives

The Company receives certain tax incentives in Brazil. These tax incentives are recognized in profit or loss in the period the incentives are received or receivable and recorded against the expenditure that they are intended to compensate.

c)	Finance Income and Finance Expense

Finance income includes interest on cash and cash equivalents, restricted cash and financial investments, and gains related to changes in the fair value of financial assets measured at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance expense comprise interest expense on loans and borrowings, unwinding of the discount on provisions and leases, commitment fees and losses related to changes in the fair value of financial assets measured at fair value through profit or loss. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

d)	Employee Benefits

Short-term employee benefit obligations are recognized as personnel expenses as the corresponding service is provided. Liabilities are recognized at the amount that is expected to be paid if the Company has a present legal or constructive obligation to pay that amount based on past services rendered by the employee, and the obligation can be estimated reliably. There are no long-term employee benefit plans.

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Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

e)	Taxation

Income tax expense comprises current and deferred tax. Current income tax is the expected tax payable or receivable on the taxable income or loss for the year using tax rates enacted or substantively enacted at the reporting date.

Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted at the reporting date. Deferred income tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity. Deferred income tax is not recognized for the initial recognition of assets or liabilities in a transaction that is not a business combination and that effects neither accounting nor taxable income or loss, differences related to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future and taxable differences arising from the initial recognition of goodwill.

A deferred income tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Uncertainties over income tax treatments are evaluated on the basis of whether it is probable that they will be accepted upon examination by the relevant taxing authorities in Brazil. These uncertainties impact the amount of income taxes recognized. If it is determined that an uncertain income tax treatment is not probable of being accepted, the effect of the uncertain income tax treatment is reflected in the determination of income taxes based the most likely amount or, if there are a wide range of possible outcomes, the expected value.

f)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of consumable inventory is determined on a weighted average acquisition cost basis. Cost of stockpile inventory, products in progress and finished goods is determined based on a weighted average production cost basis and includes the cost of mining and processing ore including direct labour and materials; depreciation and amortization; and an appropriate share of production overheads based on normal operating capacity.

Net realizable value of stockpile inventory, products in progress and finished goods is the estimated selling price in the ordinary course of business, less estimated completion costs and selling expenses.

Provisions for low turnover or obsolete supplies and consumables inventory are established by management as deemed necessary.

g)	Mineral, Property, Plant and Equipment

Mineral, property, plant and equipment is measured at acquisition or construction cost, including capitalized borrowing costs, less accumulated depreciation and accumulated impairment losses.

i)	Acquisition and disposal

The cost of mineral, property, plant and equipment include expenditures directly attributable to an asset’s acquisition. The cost of assets constructed by Company includes the cost of materials and direct labor, any other costs to bring the asset in the place and conditions required to be operated in the manner intended by management, costs of disassembly and restoration of the site and borrowing costs on qualifying assets.

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Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

When parts of mineral, property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of mineral, property, plant and equipment.

Gains and losses on disposal of mineral, property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of equipment and are recognized net within other income.

ii)	Subsequent costs

The cost of replacing plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the item will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced item is derecognized. The costs of the day-to-day servicing of equipment are included in profit or loss.

iii)	Development and construction-in-progress

When economically viable mineral reserves have been determined and the decision to proceed with development has been approved, exploration and evaluation assets are first assessed for impairment, then reclassified to construction-in-progress or mineral properties. The expenditures related to development and construction are capitalized as construction-in-progress and are included within mineral, property, plant and equipment. Costs associated with the commissioning of new assets incurred before they are operating in the way intended by management, including directly attributable costs of testing, are capitalized. Construction-in-progress includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for its intended use including advances on long-lead items. Construction-in-progress is not depreciated.

Once the asset is operating in the way intended by management, construction-in-progress costs are reclassified to mineral properties or plant and equipment.

Pre-production costs of removing overburden to access ore in the open pit mines and developing access headings in the underground mines are capitalized as pre-production stripping or development costs respectively and are included within mineral, property, plant and equipment. Revenues earned during pre-production periods are also capitalized.

iv)	Mineral properties

Mineral properties consist of the cost of acquiring and developing mineral properties. Once in production, mineral properties are amortized on a units-of-production basis over the component of the ore body to which they relate.

v)	Stripping costs and development in the production phase

Where open pit production stripping or underground development activities do not result in inventory produced, but does provide improved access to the ore body, the costs are classified as mineral properties when these activities meet all of the following criteria: (1) it is probable that the future economic benefit associated with the activity will flow to the Company; (2) the Company can estimate the mineral reserve of the ore body for which access has been improved; and (3) the costs relating to the activity associated with that mineral reserve can be measured reliably.

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Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

For underground mines, costs incurred to access a mineral reserve of the ore body are capitalized to mineral properties or construction-in-progress and are depreciated on a units-of-production basis over the expected useful life of the identified mineral reserve of the ore body to which access has been improved as a result of the development activity. For open pit mines, stripping costs are capitalized to mineral properties or construction-in-progress until an average stripping ratio is achieved (waste/ore) for the mine. After the stripping ratio is achieved, all stripping costs are classified as production costs. The capitalized stripping costs are depreciated over the related mineral reserves accessed by the stripping activity.

vi)	Mine closure and rehabilitation costs

The Company’s provision for mine closure and rehabilitation liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of a mine’s life. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

vii)	Depreciation

Items of mineral, property, plant and equipment are depreciated on a straight-line method based on the estimated economic useful life of each component as follows:

Buildings	Up to 25 years
Mining equipment	4 years
Mobile equipment & other assets	5 years
Mineral properties	Units of production
Mine closure and rehabilitation costs	Units of production or
period until remediation
Right of use assets	Shorter of the term of
lease and life of asset

The depletion of mineral, properties and mine closure and rehabilitation costs is determined based on the ratio of tons of copper/kg of gold contained in the ore mined and total proven and probable mineral reserve tonnes of contained copper/kg of contained gold.

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

h)	Exploration and Evaluation Assets

Exploration and evaluation costs relate to the initial search for a mineral deposit, the cost of acquisition of a mineral property interest or exploration rights and the subsequent evaluation to determine the economic potential of the mineral deposit. The exploration and evaluation stage commences when the Company obtains the legal right or license to begin exploration. Once the legal rights or license is obtained, exploration and evaluation expenses are capitalized as exploration and evaluation assets. Costs incurred prior to the Company obtaining the legal rights are expensed.

When the exploration and evaluation of a mineral property indicates that development of the mineral property is technically and commercially feasible, the future economic benefits are probable, and the Company has the intention and sufficient resources to complete the development and use or sell the asset, the related costs are transferred from exploration and evaluation assets to mineral property, plant and equipment.

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Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Management reviews the carrying value of capitalized exploration costs for indicators that the carrying value is impaired at least annually and when facts and circumstances suggest that the carrying amount may exceed the recoverable amount. The review is based on the Company’s intentions for further exploration and development of the undeveloped property, results of drilling, commodity prices and other economic and geological factors. Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. If a property does not prove viable, all non-recoverable costs associated with the project, net of any previous impairment provisions, are written off.

i)	Financial Instruments

Non-derivative financial assets

The Company classifies its financial assets in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. Measurement and classification of financial assets is dependent on the Company’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. Financial assets are derecognized when they mature or are sold, and substantially all the risks and rewards of ownership have been transferred.

Fair values

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

When measuring the fair value of an asset or liability, the Company uses observable market data, as much as possible. Fair values are classified into different levels in a hierarchy based on the inputs used in the valuation techniques, as follows:

•	Level 1: quoted prices (without adjustments) in active markets for identical assets or liabilities.

•	Level 2: inputs other than Level 1 quoted prices, that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs, for assets or liabilities, that are not based on observable market information (non-observable inputs).

The Company recognizes transfers between levels of the hierarchy of fair value at the end of the reporting period during which the change occurred.

When applicable, additional information on the assumptions used in the fair value calculations are disclosed in the specific notes of the corresponding asset or liability.

Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the income statement. Realized and unrealized gains and losses arising from changes in the fair value of the financial asset held at FVTPL are included in profit or loss in the period in which they arise. Derivatives are also categorized as FVTPL unless they are designated as hedges.

Financial assets at FVTOCI

Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. Gains or losses on financial assets classified as FVTOCI remain within accumulated other comprehensive income following the derecognition of the investment.

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Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Financial assets at amortized cost

Financial assets at amortized cost are initially recognized at fair value and subsequently carried at amortized cost less any impairment. They are classified as current assets or non-current assets based on their maturity date. Gains and losses on derecognition of financial assets classified amortized cost are recognized in profit or loss.

Financial liabilities

Financial liabilities are recognized initially at fair value, net of transaction costs incurred, and are subsequently measured at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method.

Derivative instruments

Derivative instruments, including embedded derivatives in executory contracts or financial liability contracts, are classified as at FVTPL and, accordingly, are recorded in the statement of financial position at fair value. Unrealized gains and losses on derivatives not designated in a hedging relationship are recorded as part of the revenue or expense item to which the derivative relates, depending on the nature of the derivative. Fair values for derivative instruments are determined using inputs based on market conditions existing at the balance sheet date or settlement date of the derivative. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract.

Trade receivables related to provisionally priced sales are measured at fair value with changes recognized in profit or loss.

Compound instruments

Equity components of compound instruments, such as convertible debt, are separated from the debt host contract using the residual method. The Company determines the fair value of the debt component by discounting the expected principal and interest payments using an appropriate discount rate reflective of debt instruments with similar risks but without the equity component. The difference between the proceeds received and the amount assigned to the debt component is allocated to the equity component.

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares and share options are recognized as a deduction from equity, net of any tax effects. The Company includes the value of share purchase warrants included in the issuance of equity units, which consist of common shares and warrants, in share capital.

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Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Classification and measurement

The Company has assessed the classification and measurement of its financial assets and financial liabilities under IFRS 9 in the following table:

Measurement Category
Financial Assets:
Cash, cash equivalents and restricted cash	Amortized cost
Trade receivables	Amortized cost
Deposits	Amortized cost
Financial Liabilities:
Trade payables	Amortized cost
Loans and borrowings	Amortized cost
Derivatives	Fair value through profit or loss

Cash and cash equivalents, restricted cash and deposits

Cash is comprised of cash on hand and demand deposits. Cash equivalents, restricted cash and deposits are short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in fair value.

Trade receivables

Trade receivables relate to amounts receivable from sales with fixed or determinable payments that are not quoted in an active market. These receivables are non-interest bearing and are recognized at face amount, except when fair value is materially different, and are subsequently measured at amortized cost. Trade receivables recorded are net of lifetime expected credit losses.

j)	Impairment

i)	Financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the financial asset at an amount equal to twelve months’ expected credit losses. For trade receivables the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized. The expected lifetime credit loss provision for trade receivables is based on historical counterparty default rates and adjusted for relevant forward-looking information, when required. As the Company’s three primary significant customers are considered to have a low default rate and historical default rates are low, the lifetime expected credit loss allowance for trade receivables is nominal as at December 31, 2020. Accordingly, the Company did not record a provision for expected credit losses for trade receivables.

ii)	Non-Financial assets

At each reporting date the carrying amounts of the Company’s mineral, property, plant and equipment and exploration and evaluation assets are reviewed to determine whether there is any indication that those assets are impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use, which is the present value of future cash flows expected to be derived from the asset or its related cash generating unit. For purposes of impairment testing, assets are grouped at the lowest levels that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

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Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the associated assets are reduced to their recoverable amount and the impairment loss is recognized in the profit or loss for the period.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment charge is reversed through profit or loss only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of any applicable depreciation, if no impairment loss had been recognized.

k)	Provisions

i)	Mine closure and rehabilitation provision

The Company records the present value of estimated costs of legal and constructive obligations related to mine closure and rehabilitation in the period in which the obligation occurs. Mine closure and rehabilitation activities include facility decommissioning and dismantling; removal and treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; and related costs required to perform this work and/or operate equipment designed to reduce or eliminate environmental effects. The provision is adjusted each period for new disturbances, and changes in regulatory requirements, the estimated amount of future cash flows required to discharge the obligation, the timing of such cash flows and the pre-tax discount rate specific to the liability. The unwinding of the discount is recognized in profit or loss as a finance expense.

When the provision is initially recognized, the corresponding cost is capitalized by increasing the carrying amount of the related asset and is amortized to profit or loss on a unit-of-production basis.

ii)	Other provisions

Other provisions are recognized, based on a past event, when the Company has a legal or constructive obligation that can be estimated reliably, and it is probable that an economic mineral resource will be required to settle the obligation. Provisions are measured by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and specific risks for the liability. The discount is unwound over the period over which the cash flows are expected to be incurred with the related expense included in finance expense.

l)	Share-Based Compensation

The grant date fair value of equity settled share-based payment awards granted to employees and consultants, including directors and officers, is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be performed or satisfied such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. Deferred share units are liability awards settled in cash and measured at the quoted market price at the grant date with the corresponding expense recognized over the period that the employees unconditionally become entitled to the awards. The corresponding liability is adjusted for changes in fair value at each subsequent reporting date until the awards are settled.

m)	Leases

A contract is or contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

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Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain re-measurements of the lease liability. The cost of the right-of-use asset includes the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, less any lease incentives received, any initial direct costs; and if applicable, an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The incremental borrowing rate reflects the rate of interest that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Company does not recognize right-of-use assets and lease liabilities for leases of low-value assets and leases with lease terms that are less than 12 months. Lease payments associated with these leases are instead recognized as an expense over the lease term on either a straight-line basis, or another systematic basis if more representative of the pattern of benefit.

The Company has applied judgement to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized.

n)	Income (Loss) per Share

Basic income (loss) per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted income (loss) per common share is calculated by adjusting the weighted average number of common shares outstanding for the effect of conversion of all potentially dilutive share equivalents, such as stock options, share units and warrants. The dilutive effect of share options and warrants assumes that the receipt of proceeds upon exercise of the options are used to repurchase common shares at the average market price during the period. The net effect of the shares issued less the shares assumed to be repurchased is added to the basic weighted average shares outstanding. For convertible instruments, the common shares to be included in the diluted per share calculation assumes that the instrument is converted at the beginning of the period (or the issue date if later). For Share Units (as defined herein, see note 12(b)), the common shares to be included in the diluted per share calculation is based on the number of shares that would be issuable if the reporting date were the end of the vesting period. The profit or loss attributable to common shareholders is adjusted to eliminate related interest costs of dilutive securities recognized in profit or loss for the period.

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Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

4. Inventories

	December 31, 2020	December 31, 2019
Supplies and consumables	$15,619	$13,878
Stockpile	3,569	2,556
Work in progress	5,234	2,164
Finished goods	1,074	779
	$25,496	$19,377

5. Other Current Assets

	December 31, 2020	December 31, 2019
Advances to suppliers	$500	$1,046
Prepaid expenses	2,635	4,779
Advances to employees (a)	2,091	2,829
Value added federal taxes recoverable (b)	13,958	16,869
	$19,184	$25,523

(a)	Advances to employees include short term advances of salary, vacation and other benefits granted to employees of the Company’s subsidiaries MCSA and NX Gold.

(b)	At December 31, 2020, $8.0 million of this balance relates to a study conducted to revisit certain tax positions, while $4.0 million of this balance relates to a 2019 favourable legal decision that recognizes MCSA’s right to a tax credit as a result of historical over-payment (December 31, 2019 - $12.2 million). See note 18 for details. MCSA is able to use these tax credits against a variety of taxes, including taxes on future sales.

ERO COPPER | 2020 ANNUAL REVIEW | 67

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

6. Mineral, Property, Plant and Equipment

					Mobile
		Mining	Mineral	Projects in	Equipment &	Mine Closure	Right-of-Use
	Buildings	Equipment	Properties	Progress	Other Assets	Costs	Assets	Total
Cost:
Balance at December 31, 2018	$15,739	$74,847	$209,899	$42,147	$9,836	$12,341	$4,708	$369,517
Additions	-	15,429	5,255	91,392	1,348	2,266	3,220	118,910
Disposals	-	(1,819)	-	(2,267)	(1,414)	-	(463)	(5,963)
Transfers	2,532	18,313	55,754	(76,672)	73	-	-	-
Foreign exchange	(662)	(3,595)	(9,516)	(1,895)	(362)	(500)	(234)	(16,764)
Balance at December 31, 2019	17,609	103,175	261,392	52,705	9,481	14,107	7,231	465,700
Additions	54	10,515	6,747	81,332	18,942	197	2,982	120,769
Disposals and other adjustments	-	(16,671)	-	(80)	(522)	(3,803)	(291)	(21,367)
Transfers	1,546	19,940	56,346	(64,888)	(12,958)	-	14	-
Foreign exchange	(4,327)	(24,257)	(59,173)	(12,297)	(2,139)	(2,965)	(1,614)	(106,772)
Balance at December 31, 2020	$14,882	$92,702	$265,312	$56,772	$12,804	$7,536	$8,322	$458,330

Accumulated depreciation:
Balance at December 31, 2018	$(3,269)	$(16,980)	$(58,598)	$-	$(3,138)	$(2,020)	$-	$(84,005)
Depreciation expense	(922)	(11,032)	(29,286)	-	(1,582)	(1,033)	(3,869)	(47,724)
Disposals	-	1,196	-	-	3	-	14	1,213
Foreign exchange	144	1,217	2,591	-	145	95	140	4,332
Balance at December 31, 2019	(4,047)	(25,599)	(85,293)	-	(4,572)	(2,958)	(3,715)	(126,184)
Depreciation expense	(785)	(10,882)	(24,597)	-	(1,317)	(1,029)	(3,865)	(42,475)
Disposals	-	14,999	-	-	446	-	168	15,613
Foreign exchange	916	5,827	19,351	-	860	672	792	28,418
Balance at December 31, 2020	$(3,916)	$(15,655)	$(90,539)	$-	$(4,583)	$(3,315)	$(6,620)	$(124,628)

Net book value December 31, 2019	$13,562	$77,576	$176,099	$52,705	$4,909	$11,149	$3,516	$339,516
Net book value December 31, 2020	$10,966	$77,047	$174,773	$56,772	$8,221	$4,221	$1,702	$333,702

ERO COPPER | 2020 ANNUAL REVIEW | 68

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

6. Mineral, Property, Plant and Equipment (continued)

Of the additions to mineral, property, plant and equipment, $0.7 million (year ended December 31, 2019 – $8.6 million) was obtained through financing arrangements with equipment suppliers.

Certain equipment has been provided as security for the equipment finance loans (note 9).

During the year ended December 31, 2020, $7.3 million (year ended December 31, 2019 - $3.1 million) was transferred from mineral resources to amortizable mineral reserves as a result of an update to MCSA’s proven and probable reserves during the year. As such, there is no balance included in mineral, property, plant and equipment related to the value of mineral resources beyond proven and probable reserves not currently being amortized. In addition, $ 56.8 million (December 31, 2019 - $52.7 million) related to projects in progress are not currently being amortized.

7. Exploration and Evaluation Assets

Exploration and evaluation assets relate to the Boa Esperança Property located in the Municipality of Tucumã, in the state of Pará, Brazil which consists of a single mineral concession. This prospective copper/gold property is in advanced stages of exploration with various geological mineral resource studies and is the subject of a completed feasibility study.

8. Accounts Payable and Accrued Liabilities

	December 31, 2020	December 31, 2019
Trade suppliers	$14,480	$21,811
Payroll and related charges	17,914	20,058
Other accrued liabilities	5,484	1,825
	$37,878	$43,694

9. Loans and Borrowings

						Carrying value, including
						accrued interest
					Principal to	December 31,	December 31,
Description	Denomination	Security	Time to Maturity	Coupon rate	be repaid	2020	2019
Bank loan (at acquisition)	BRL R$	Unsecured	71 months	CDI + 0.5%	4,469	3,980	5,941
Bank loan (MCSA)	USD	Unsecured	-	4.43%	-	-	1,503
Bank loan (MCSA)	BRL R$	Unsecured	-	CDI + 3.7%	-	-	204
Line of credit (MCSA)	BRL R$	Unsecured	3 months	CDI + 9.0%	1,443	1,447	-
Lines of credit (MCSA)	BRL R$	Unsecured	2 - 3 months	9.60%-13.20%	4,165	4,221	-
Lines of credit (NX Gold)	BRL R$	Unsecured	-	14.34%-14.98%	-	-	670
Equipment finance loan (Plural)	BRL R$	Secured	11 months	CDI + 7.0%	1,058	1,065	2,892
Equipment finance loans	BRL R$	Secured	5 - 42 months	11.88%-16.49%	1,445	1,607	5,585
Equipment finance loans	EURO	Secured	18 - 24 months	5.5%-7.0%	1,773	1,791	3,996
Equipment finance loans	USD	Secured	16-32 months	6.50%-7.95%	5,536	5,605	4,125
Senior non-revolving credit facility	USD	Secured	39 months	LIBOR + 2.50%-4.25%	75,000	74,193	79,091
Senior revolving credit facility	USD	Secured	39 months	LIBOR + 2.50%-4.25%	75,000	74,193	55,363
Total					$169,889	$168,102	$159,370
Current portion:						$12,539	$18,984
Non-current portion:						$155,563	$140,386

ERO COPPER | 2020 ANNUAL REVIEW | 69

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

	December 31, 2020	December 31, 2019
Balance, beginning of year	$159,370	$152,234
New senior revolving credit facility, net	13,652	10,565
New equipment finance loans	19,278	24,890
New lines of credit	36,726	10,976
Principal and interest payments	(67,118)	(51,581)
Interest accretion	9,921	11,236
Loss on debt modification	-	1,783
Effect of foreign exchange rate changes	(3,727)	(733)
Balance, end of period	$168,102	$159,370

(a)  Senior credit facility

The Company has a $150 million facility from a syndicate of Canadian financial institutions. The facility is comprised of a $75 million (December 31, 2019 - $80 million) senior secured amortizing non-revolving credit facility (“Term Facility”) and a $75 million (December 31, 2019 - $70 million) senior secured revolving term credit facility (“Revolving Credit Facility”) (collectively the “Facilities”).

During the second quarter of 2019, the Company refinanced a loan held by the Company’s subsidiary, MCSA, by extending the Revolving Credit Facility. The credit limit of the Revolving Credit Facility was increased by $20.0 million to $70.0 million. All other terms of the Facilities remained unchanged. Upon completion of the amendment, the Company drew $11.0 million to repay certain of its bank loans held by MCSA.

On March 31, 2020, the Company amended the Facilities to reduce its cost of borrowing by 25 to 50 basis points, depending on the consolidated leverage ratio, and to defer the scheduled principal payments for two years.

The Term Facility matures on March 31, 2024 and requires principal repayments on a quarterly basis commencing on March 31, 2022, while the Revolving Credit Facility is payable in full at maturity on March 31, 2024. The Facilities bear interest on a sliding scale at a rate of LIBOR plus 2.50% to 4.25% depending on the Company’s consolidated leverage ratio at the time. Commitment fees for any undrawn portion of the Revolving Credit Facility are also on a sliding scale between 0.63% to 1.06%. The Company determined that the amendments were a non-substantial modification. In March 2020, the Company drew down the remainder of the amount available under the Facilities totaling $14.0 million ($13.7 million net of transaction costs). The Term Facility previously had a five-year term with equal quarterly principal payments beginning on December 13, 2020, while the Revolving Credit Facility was payable at maturity on December 13, 2022. The Facilities previously bore interest on a sliding scale at a rate of LIBOR plus 2.75% to 4.75% depending on the Company’s consolidated leverage ratio at the time.

The Facilities include standard and customary terms and conditions with respect to fees, representations, warranties, and financial covenants that remain unchanged from prior amendments.

The Facilities are secured by pledges of shares of MCSA, NX Gold and Ero Gold Corp., a wholly owned subsidiary which holds the Company’s interest in NX Gold. The Company is required to comply with certain financial covenants. As of the date of these consolidated financial statements, the Company is in compliance with these covenants.

In January 2019, the Company entered into an interest rate swap transaction with a Canadian financial institution whereby the floating interest on a notional amount of $65.0 million of the Term Facility was swapped for a fixed interest rate of 2.69%. This interest rate swap transaction is in effect for the majority of the term of the Term Facility, with the notional amount reduced over time. As at December 31, 2020, the notional amount of the interest rate swap transaction was $60.0 million. Interest swap settlements are being made on a quarterly basis.

ERO COPPER | 2020 ANNUAL REVIEW | 70

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Subsequent to the year ended December 31, 2020, the Facilities were amended with a $150.0 million senior secured revolving credit facility (“New Revolving Credit Facility”) payable entirely on March 31, 2025. The New Revolving Credit Facility will bear interest on a sliding scale at a rate of LIBOR plus 2.25 to 4.25% depending on the Company’s consolidated leverage ratio at the time. Commitment fees for any undrawn portion of the Revolving Credit Facility will also be on a sliding scale between 0.56% to 1.06%.

(b) Bank loan and equipment finance loans

The bank loan (at acquisition) relates to the Company’s subsidiary, MCSA, and was recognized at the date of acquisition at fair value and has subsequently been recognized at amortized cost, net of settlements. Interest is being recognized using the effective interest rate method at an interest rate of 11.29%.

In June 2019, the Company repaid one of MCSA’s bank loans (at acquisition) in full using funds from the Company’s Revolving Credit Facility and recognized a loss on settlement of $1.8 million.

As per the terms of one of MCSA’s bank loans, the Company was required to maintain a separate debt service bank account with sufficient funds to guarantee scheduled principal payments by MCSA. At December 31, 2020, this loan has been repaid and the separate debt service bank account has been closed. At December 31, 2019, $1.5 million was deposited in the designated debt service account and was presented as restricted cash in the statement of financial position.

MCSA is required to comply with certain financial covenants which MCSA is in compliance with at December 31, 2020. The equipment finance loans are secured by the corresponding equipment relating to them and a guarantee by the Company.

(c)  MCSA and NX Gold lines of credit

At December 31, 2020, the Company’s subsidiaries, MCSA and NX Gold, have the following credit facilities available:

MCSA entered into a credit agreement in 2019 for a non-revolving line of credit of up to BRL $30.0 million at an interest rate of CDI (“Brazilian Interbank Deposit Rate”) + 9% per annum, which was available for draw down until November 30, 2020. At December 31, 2020, BRL $ 7.5 million ($1.4 million) (December 31, 2019 - $nil) had been drawn from this credit facility and the draw down period has now expired. The Company and NX Gold provide unsecured guarantees for this credit agreement and the amount drawn is due in March 2021.

During the three months ended June 30, 2020, MCSA entered into a credit agreement for a line of credit of up to BRL $14.9 million at an interest rate of 14.30% per annum and MCSA drew down on the full amount of this line of credit. The Company and NX Gold provide unsecured guarantees for this credit agreement. During the three months ended December 31, 2020, the full amount of this line of credit was repaid, but the full amount of BRL $14.9 million remains available to be drawn at any time until May 24, 2021.

During the year ended December 31, 2020, MCSA entered into various credit agreements for lines of credit of up to a total of BRL $131.6 million, all of which were drawn down during the year ended December 31, 2020. The interest rates on these credit agreements ranges from 9.60% to 24.34%. The Company repaid a total of BRL $109.8 million in lines of credit during the year ended December 31, 2020 and as at December 31, 2020, BRL $21.8 million ($4.2 million) remains outstanding on these credit facilities, which represents the maximum remaining amount available under these credit facilities. This amount is repayable by March 2021.

During the three months ended September 30, 2020, MCSA repaid and terminated a previous line of credit entered into in 2019 in the amount of BRL $30.0 million with an interest rate of 14.98%. MCSA replaced this line of credit during the three months ended September 30, 2020 by entering into a new credit agreement for a line of credit of up to BRL $30.0 million at an interest rate of CDI + 8.858%. MCSA may drawdown on this line of credit at any time until September 20, 2021. At December 31, 2020, no amount has been drawn from this credit facility.

ERO COPPER | 2020 ANNUAL REVIEW | 71

Ero Copper Corp

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

NX Gold entered into an agreement in 2019 for a line of credit of up to BRL $7.5 million at an interest rate of 14.98% per annum, which was available for drawdown until August 27, 2020. A total of BRL $7.5 million ($1.4 million) had been drawn from this line of credit, of which BRL $4.8 million was drawn during the year ended December 31, 2020. This line of credit was fully repaid and terminated as at December 31, 2020.

During the year ended December 31, 2020, NX Gold entered into a credit agreement for a line of credit of up to BRL $7.5 million at an interest rate of 14.30% per annum. NX Gold may drawdown on this line of credit at any time until February 22, 2022. The Company and MCSA provide unsecured guarantees for this credit agreement. At December 31, 2020, no amounts had been drawn from this line of credit.

During the year ended December 31, 2020, NX Gold entered into a credit agreement for a line of credit of up to BRL $8.0 million at an interest rate of CDI + 8.858%. NX Gold may drawdown on this line of credit at any time until September 20, 2021. At December 31, 2020, no amount has been drawn from this credit facility.

(d) Plural loan

During the year ended December 31, 2019, MCSA secured an equipment finance loan with Plural Bank for BRL $12.0 million for a term of 24 months and at an interest rate of 7% + CDI per annum. Concurrently, MCSA entered into an interest rate swap transaction and a foreign exchange swap transaction with Plural Bank whereby the floating interest of 7% + CDI on a notional amount of BRL $12.0 million was swapped for a fixed interest rate of 9.90%, and a notional principal amount of BRL $12.0 million was swapped for the USD currency at a foreign exchange rate of 3.9500. This interest rate and foreign exchange swap transactions are in effect for the term of the loan.

(e)            Debt repayments

Repayments of the principal portion of loans and borrowings is as follows:

2021	$12,223
2022	36,998
2023	35,109
2024	84,112
2025	755
2026 and beyond	692
$169,889

10. Value Added, Payroll and Other Taxes

	December 31, 2020	December 31, 2019
Value-added taxes payable	$3,420	$2,865
Tax based on net sales of copper and gold	4,675	5,287
Federal sales tax	1,211	-
Social security installments (a)	2,841	9,519
Income taxes	1,280	1,108
Other taxes	1,402	909
Total value added, payroll and other taxes	14,829	19,688
Less: current portion of value added, payroll and other taxes	13,361	13,994
Non-current value added, payroll and other taxes	$1,468	$5,694

(a) The Company’s subsidiary, MCSA, has an agreement with the National Institute of Social Security in Brazil to pay outstanding social security contributions in installments over a period to 2024.

ERO COPPER | 2020 ANNUAL REVIEW | 72

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

11. Provisions and Contingent Liabilities

	Mine Closure
	and	Legal
	Rehabilitation	Claims	Total
Balance at December 31, 2018	$27,354	$4,155	$31,509
Additions (reductions) due to change in estimated cash flows	2,266	(625)	1,641
Unwinding of the discount	3,508	-	3,508
Settled	(1,786)	-	(1,786)
Foreign exchange	(1,145)	(146)	(1,291)
Balance at December 31, 2019	30,197	3,384	33,581
Reductions due to change in estimates, including timing of cash flows	(3,803)	(145)	(3,948)
Unwinding of the discount	902	-	902
Settled	(1,585)	-	(1,585)
Foreign exchange	(6,741)	(759)	(7,500)
Balance at December 31, 2020	$18,970	$2,480	$21,450

(a)  Mine closure and rehabilitation

The Company’s provision for mine closure and rehabilitation consists of costs accrued based on the current best estimate of mine closure and reclamation activities that will be required upon completion of mining. The Company’s provision for future site closure and reclamation costs is based on the level of known disturbance at the reporting date, known legal requirements and cost estimates prepared by a third-party specialist.

Management used a pre-tax discount rates in the range of 5.75% – 7.37% (2019 – 4.34% - 6.5%) and an inflation factor in the range of 3.25% - 3.50% (2019 – 3.5% - 3.75%) in preparing the Company’s provision for mine closure and rehabilitation. Although the ultimate amount to be incurred is uncertain, based on development, legal requirements and estimated costs as at December 31, 2020, the undiscounted inflation-adjusted liability for provision for mine closure and rehabilitation is estimated to be approximately $37.0 million (2019 - $45.7 million), of which $31.4 million (2019 - $36.8 million) relates to MCSA and $5.6 million (2019 - $8.9 million) relates to NX Gold. The cash expenditures are expected to occur over a period of time extending several years after the projected closure, which for MCSA is in a range from 2026 to 2034 and for NX Gold is 2027.

(b) Legal claims

There are various legal actions that are in process against the Company’s Brazilian subsidiaries related to labor, civil and tax matters. Based on an analysis of individual judicial and administrative legal claims, the following provision has been made for probable losses associated with these claims:

	December 31, 2020	December 31, 2019
Labour claims (i)	$2,416	$3,311
Tax claims (ii)	-	73
Other claims	64	-
	$2,480	$3,384

(i)  Labor claims

The labor claims related primarily to claims made by existing and former employees for alleged travel time reimbursements, overtime and severance payments. Of the claims made, the Company has assessed, with the assistance of its legal counsel, that the probable loss on such claims is $2.4 million and such amount has been accrued.

ERO COPPER | 2020 ANNUAL REVIEW | 73

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(ii)  Tax claims

The provisions for tax claims relate to tax assessments, interest and penalties resulting from unpaid income and social contribution taxes by MCSA.

In relation to the above-mentioned claims and those discussed in Note 11(c) below, MCSA and NX Gold were required to place a total of $0.5 million in trust as of December 31, 2020 (December 31, 2019 - $1.2 million), which is included in Deposits on the statement of financial position.

(c)  Contingent liabilities

As of December 31, 2020, based on the opinion of its legal advisers, the Company has not recognized a provision for the following claims of MCSA and NX Gold as it is not probable that a cash outflow will occur.

	December 31, 2020	December 31, 2019
Social security tax (i)	$2,879	$3,681
Taxes (ii)	11,633	14,990
Labour (refer to note 11(b)(i))	968	6,303
Mining and other (iii)	6,346	6,080
	$21,826	$31,054

(i)  Social security tax

Social security claims relate to potential social security tax payments related to past payments to employees, including profit sharing, and payments made to external contractors. The Company strongly believes, based on precedent court case rulings, that part of the claim will be cancelled after administrative and judicial discussions. The estimated portion of the claim expected to be cancelled of $2.9 million is included in the table above.

(ii)  Tax

There are 121 tax claims (2019 – 129 tax claims) against MCSA which were evaluated as possible, but not probable, losses by external legal counsel. The main subjects under discussion for the tax claims involve the validity of tax credits used to offset federal taxes.

(iii) Mining

In June 2019, MCSA was notified of five administrative claims filed by the Nacional Mining Agency regarding alleged differences in the calculation of certain sales taxes on mining revenue by MCSA. The Company, based on the opinion of its legal advisors, does not believe such claims will result in a probable cash outflow.

12. Share Capital

As at December 31, 2020, the Company’s authorized share capital consists of an unlimited number of common shares without par value. As at December 31, 2020, 87,879,261 common shares were outstanding.

(a)  Options

On January 2, 2019, the Company granted 125,000 options to directors of the Company at an exercise price of CAD$9.80 per share with a term to expiry of five years. These options vested immediately, and their total fair value on the grant date was $0.5 million.

ERO COPPER | 2020 ANNUAL REVIEW | 74

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

On August 15, 2019, the Company granted 40,000 options to directors of the Company at an exercise price of CAD$21.09 per share with a term to expiry of five years. 23,828 of these options vested immediately, while 16,172 will vest upon shareholder approval. Their total fair value on the grant date was $0.3 million.

On December 12, 2019, the Company granted 470,228 options to certain officers, directors, consultants and employees of the Company at an exercise price of CAD$20.52 per share with a term to expiry of five years. These stock options vest in three equal installments on each annual anniversary date from the date of grant. The total fair value of these options on the grant date was $2.7 million, which is recognized over the vesting period.

On January 2, 2020, the Company granted 73,456 options to directors and certain employees of the Company at an exercise price of CAD$23.42 per share with a term to expiry of five years. The 43,456 options to directors vested immediately, while the 30,000 options to employees vest in three equal installments on each annual anniversary date from the date of grant. The total fair value of these options on the grant date was $0.5 million, which is recognized over the vesting period.

On December 17, 2020, the Company granted 415,839 options to certain officers, directors, consultants and employees of the Company at an exercise price of CAD$18.90 per share with a term to expiry of five years. 25,207 options to directors vested immediately, while the remaining 390,632 stock options vest in three equal installments on each annual anniversary date from the date of grant. The total fair value of these options on the grant date was $2.4 million, which is recognized over the vesting period.

	Number of	Weighted Average
	Stock Options	Exercise Price
Outstanding stock options, December 31, 2018	4,924,519	4.64
Issued	635,228	14.20
Exercised	(498,330)	2.75
Outstanding stock options, December 31, 2019	5,061,417	$6.23
Issued	489,295	15.38
Exercised	(908,949)	3.13
Outstanding stock options, December 31, 2020	4,641,763	$7.91

The weighted average share price on the date of exercise for options exercised during the year ended December 31, 2020 was $13.74 (year ended December 31, 2019 - $14.60).

As at December 31, 2020, the following stock options were outstanding:

				Vested and	Weighted
				Exercisable	Average
	Number of	Weighted Average		Number of	Remaining
Expiry Date	Stock Options	Exercise Price		Stock Options	Life in Years
May 15, 2022	415,334	1.50	USD	415,334	1.37
July 10, 2022	60,000	1.50	USD	60,000	1.52
November 24, 2022	318,000	6.48	CAD	318,000	1.90
December 7, 2022	1,300,001	6.74	CAD	1,300,001	1.93
January 18, 2023	60,000	7.95	CAD	40,000	2.05
January 23, 2023	41,667	7.76	CAD	41,667	2.06
June 19, 2023	144,000	10.25	CAD	94,000	2.47
July 16, 2023	100,000	9.01	CAD	33,332	2.54
December 31, 2023	1,078,238	9.76	CAD	693,065	3.00
January 2, 2024	125,000	9.80	CAD	125,000	3.01
August 15, 2024	40,000	21.09	CAD	40,000	3.62
December 12, 2024	470,228	20.52	CAD	156,734	3.95
January 2, 2025	73,456	23.42	CAD	43,456	4.01
December 17, 2025	415,839	18.90	CAD	25,207	4.96
	4,641,763	7.91 USD	USD	3,385,796	2.71

ERO COPPER | 2020 ANNUAL REVIEW | 75

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

In determining the weighted average exercise price of all outstanding options in the tables above and below, the CAD prices were converted to USD at the December 31, 2020 exchange rate of 1.2732.

The fair value of options granted in the years ended December 31, 2020 and 2019 was determined using the Black-Scholes option pricing model. The weighted average inputs used in the measurement of fair values at grant date of the options are the following:

	2020	2019
Expected term (years)	3.0	3.0
Forfeiture rate	0%	0%
Volatility	53%	53%
Dividend yield	0%	0%
Risk-free interest rate	0.58%	1.68%
Weighted-average fair value per option	$6.00	$5.42

For the year ended December 31, 2020, the Company recorded share-based compensation of $3.9 million (year ended December 31, 2019 - $4.7 million) with respect to its outstanding stock options.

Subsequent to December 31, 2020, 155,982 options were exercised for total proceeds of $1.0 million.

(b) Share Unit Plan

The Company has a share unit plan (the “Share Unit Plan”) pursuant to which the Compensation Committee may grant share units to any director, officer, employee, or consultant of the Company or its subsidiaries. At the time of grant of a share unit, the Compensation Committee, may establish performance conditions for the vesting of the share units. The performance conditions may be graduated such that different percentages (which may be greater or lower than 100%) of the share units in a grant become vested depending on the satisfaction of one or more performance conditions. Performance conditions may include terms or conditions relating to: (i) the market price of the common shares; (ii) the return to holders of common shares, with or without reference to other comparable companies; (iii) the financial performance or results of the Company or its subsidiaries; (iv) the achievement of performance conditions or other performance criteria relating to the Company or its subsidiaries; (v) any other terms and conditions the Compensation Committee may in its sole discretion determine with respect to vesting or the acceleration of vesting; and (vi) the vesting date of the share units. The Compensation Committee may, in its discretion, subsequent to the grant of a share unit, waive any such performance condition or determine that it has been satisfied subject to applicable law. Each share unit entitles the holder thereof to receive one common share, without payment of additional consideration, on the redemption date selected by the Compensation Committee following the date of vesting of such share unit, which will be within 30 days of the date of vesting, or at a later deferred date, subject to certain exception and restrictions.

During the year ended December 31, 2020, 290,298 share units (year ended December 31, 2019 – 225,659 share units) were issued to certain officers, consultants and employees of the Company and as at December 31, 2020, 727,761 share units (December 31, 2019 - 437,463 share units) are outstanding. These share units will vest three years from the date of grant by the Compensation Committee and the number of share units that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain market and non-market performance conditions. Each vested share unit entitles the holder thereof to receive on or about the applicable date of vesting of such share unit (i) one common share; (ii) a cash amount equal to the fair market value of one common share as at the applicable date of vesting; or (iii) a combination of (i) and (ii), as determined by the Compensation Committee in its sole discretion. The Company currently intends to settle these share units using common shares. Accordingly, they are classified as equity settled instruments.

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Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

For the share units with non-market performance conditions, the fair value of the share units granted was determined using the share price at the date of grant. For the share units with market performance conditions, thefair value of the share units granted was determined using a Geometric Brownian Motion model. The weighted average inputs used in the measurement of fair values at grant date of the share units issued are as follows:

	2020	2019
Expected term (years)	3.0	3.0
Forfeiture rate	0%	0%
Volatility	44%	45%

During the year ended December 31, 2020, the Company recorded share-based compensation of $3.9 million (year ended December 31, 2019 - $1.0 million) with respect to the share units.

(c)  Deferred Share Unit Plan

On December 12, 2019, a Deferred Share Unit Plan (“DSU Plan”) was established by the Board as a component of our compensation for independent directors. Only independent directors are eligible to participate and to receive deferred share units (“DSUs”) under the DSU Plan. DSUs may be awarded by the Board from time to time to provide independent directors with appropriate equity-based compensation for the services they render to the Company and may be subject to terms and conditions with respect to vesting of such DSUs. In addition, independent directors may elect to receive a portion or all of their respective annual cash remuneration in the form of DSUs, which will be fully vested upon such grant. The number of DSUs to be awarded to a participant under the DSU Plan is determined by dividing the portion of that participant’s annual cash remuneration by the fair market value of a common share on the last day of the quarter in which such portion of the annual cash remuneration was earned. Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment. A participant is not entitled to payment in respect of the DSUs until his or her death, retirement or removal from the Board. The settlement amount of each DSU is based on the fair market value of a common share on the DSU redemption date multiplied by the number of DSUs being redeemed.

During the year ended December 31, 2020, 79,230 DSUs (year ended December 31, 2019 - nil) were issued to independent directors.

As at December 31, 2020, the fair value of the DSU liability was $1.3 million (December 31, 2019 - $nil) which has been recognized in accounts payable and accrued liabilities with a corresponding $1.3 million recognized in share-based compensation expense for the year ended December 31, 2020.

(d) Warrants

As at December 31, 2020, 1,599,996 (December 31, 2019 - 2,866,662) common share purchase warrants were outstanding with a weighted average exercise price of $1.20 and a weighted average remaining contractual life of 0.95 years. 1,266,666 warrants were exercised during the year ended December 31, 2020 for gross proceeds of $1.5 million (year ended December 31, 2019 – 466,666 warrants for gross proceeds of $0.6 million).

Subsequent to December 31, 2020, 66,666 warrants were exercised for gross proceeds of $0.1 million.

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Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(e)  Net Income per Share

	Year ended	Year ended
	December 31, 2020	December 31, 2019
Weighted average number of common shares outstanding	86,368,535	85,244,277
Dilutive effect of warrants	2,397,518	2,788,885
Dilutive effect of stock options	2,355,933	2,919,799
Dilutive effect of Share Units	1,091,642	437,464
Weighted average number of diluted common shares outstanding	92,213,628	91,390,425
Net income attributable to owners of the Company	$51,622	$91,883

Basic net income per share attributable to owners of the Company	0.60	1.08
Diluted net income per share attributable to owners of the Company	0.56	1.01

13. Revenue

	Year ended	Year ended
	December 31, 2020	December 31, 2019
Copper concentrate
- sales within Brazil	$161,803	$176,885
- export sales	96,852	69,499
- price adjustments on provisionally priced sales	2,233	(187)
Gold
- export sales	63,188	38,646
	$324,076	$284,843

Under the terms of the Company’s contract with its primary customer, sales are provisionally priced on the date of sale based on the previous month’s average copper price. The final sales price for all shipments in a month is determined at the end of the month in which the sale is recognized. As at December 31, 2020, there were no sales subject to provisional pricing. During the year ended December 31, 2020, the Company recognized $2.2 million (year ended December 31, 2019 - $0.2 million) in price adjustments related to provisionally priced sales.

14. Cost of Product Sold

	Year ended	Year ended
	December 31, 2020	December 31, 2019
Materials	$18,912	$21,788
Salaries and benefits	30,044	40,787
Depreciation and depletion	39,212	46,014
Contracted services	18,463	23,691
Maintenance costs	14,672	18,383
Utilities	8,728	11,154
Other costs	554	1,000
	$130,585	$162,817

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Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

15. General and Administrative Expenses

	Year ended	Year ended
	December 31, 2020	December 31, 2019
Accounting and legal	$1,079	$1,507
Amortization and depreciation	136	157
Office and sundry	7,066	7,192
Provisions	(145)	(625)
Salaries and consulting fees	12,206	13,427
Incentive payments	6,116	8,684
Transfer agent and filing fees	295	206
Travel and conference	1,174	2,269
	$27,927	$32,817

16. Finance Expense

	Year ended	Year ended
	December 31, 2020	December 31, 2019
Interest on loans and borrowings	$9,921	$11,236
Loss on interest rate swap derivatives	2,720	1,799
Accretion of mine closure and rehabilitation provision	902	3,508
Commitment fees	484	1,681
Interest on lease liabilities	229	366
Other finance expenses	1,193	1,838
	$15,449	$20,428

17. Foreign Exchange Loss

The following foreign exchange gains (losses) arise as a result of balances and transactions in the Company’s Brazilian subsidiaries that are denominated in currencies other than the Brazilian Reais (BRL$), which is their functional currency.

	Year ended	Year ended
	December 31, 2020	December 31, 2019
Foreign exchange on USD denominated debt in Brazil	$(24,190)	$(4,406)
Realized foreign exchange on derivative contracts (note 21)	(20,804)	(1,011)
Unrealized foreign exchange on derivative contracts (note 21)	(34,548)	(250)
Other	(263)	519
	$(79,805)	$(5,148)

18. Recovery of Value Added Taxes

During the year ended December 31, 2020, the Company recognized a recovery of $8.9 million in net income related to value added taxes based on the tax treatment applicable to depletion charges. This recovery during 2020 was recognized as a result of a study conducted to revisit certain tax positions, which concluded that it is probable that additional tax credits are available to be used to offset a variety of taxes. During the year ended December 31, 2019, the Company recognized a recovery of $21.6 million in net income related to value added taxes previously paid on sales in Brazil. The recovery during 2019 was recognized as a result of a Brazil Supreme Court ruling in 2017 that concluded that the relevant taxing authorities had historically used an incorrect methodology to determine such taxes. The ruling set a precedent for all companies in Brazil but was required to be confirmed for the Company’s specific claim and were not recorded until such amounts were considered probable of being confirmed. These credits can be used to offset the payment of a variety of other taxes, including income taxes and taxes on future sales.

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Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Of the recoveries recognized in 2019 and 2020, $15.3 million has been applied to taxes during the 2020 year (year ended December 31, 2019 - $3.2 million) and $12.0 million has been included in other current assets (December 31, 2019 - $12.2 million) based on the expected timing of their use, with no amounts (December 31, 2019 - $6.2 million) recognized in other non-current assets in the statement of financial position.

19. Income Taxes

(a)  Reconciliation of income taxes

A reconciliation of the income tax expense to the amount calculated using the Company’s combined Canadian federal and provincial statutory income tax rate of 27% (2019 – 27%) is as follows:

	Year Ended December31, 2020	Year Ended December31, 2019
Net income in the year before tax	$61,423	$74,829
Tax rate	27%	27%
Income tax expense at statutory rate	$16,584	$20,204
Tax effect of:
Difference in tax rate of foreign jurisdictions	(6,227)	(7,557)
Non-deductible (taxable) items	(1,792)	(6,334)
Change in temporary differences not previously recognized	(113)	(24,570)
Other	473	631
Income tax expense (recovery)	$8,925	$(17,626)

	Year Ended December31, 2020	Year Ended December31, 2019
Current income tax:
Relating to current income tax charge	$9,675	$10,645
Deferred income tax:
Relating to recognition of previously unrecognized temporary differences	-	(33,836)
Relating to origination and reversal of temporary differences	(750)	5,565
Income tax expense (recovery) recognized in net income	$8,925	$(17,626)
Income tax recovery recognized in other comprehensive income	(3,073)	-
Total income tax expense (recovery)	5,852	(17,626)

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Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(b) Deferred income tax assets (liabilities)

The general movement in the deferred income tax asset (liability) is as follows:

	Year Ended December 31,2020	Year Ended December 31,2019
At the beginning of the year	$13,099	$(15,811)
Deferred income tax recovery (expense)	750	28,271
Income tax expense (recovery) recognized in OCI	3,073	-
Foreign exchange	(2,699)	639
At the end of the year	$14,223	$13,099

Recognized deferred tax and assets and liabilities consist of the following:

	December 31, 2020	December 31, 2019
Deferred tax assets:
Non-capital losses - Brazil	$15,688	$28,793
Foreign exchange - Brazil	$9,412	$1,066
Other - Brazil	2,167	2,126
Mine closure and rehabilitation provision - Brazil	3,110	4,605
Non-capital losses - Canada	737	317
Financing fees and other - Canada	823	1,349
	31,937	38,256
Deferred tax liabilities
Mineral property, plant and equipment - Brazil	(6,179)	(9,612)
Loans and borrowings - Brazil	(9,431)	(12,192)
Other - Brazil	(544)	(1,687)
Loans and borrowings - Canada	(1,560)	(1,666)
	(17,714)	(25,157)

Net deferred income tax assets (liabilities)	$14,223	$13,099

Deferred tax assets of $13.5 million (December 31, 2019 - $11.7 million) have not been recognized for the following deductible temporary differences as it is not probable that the benefits of these temporary differences will be realized:

	Year Ended December 31, 2020		Year Ended December 31, 2019
	Brazil	Canada	Brazil	Canada
Exploration and evaluation assets	$37,213	$-	$47,986	$-
Mineral property, plant and equipment	-	90	-	72
Non-capital losses	-	22,194	-	14,196
Other	-	7,238	-	4,251
	$37,213	$29,522	$47,986	$18,519

The Company has loss carry forwards in Brazil totalling $46.7 million (December 31, 2019 - $83.0 million) which may be carried forward indefinitely to offset future taxable income in Brazil. Use of these losses is limited to 30% of taxable income annually. The Company also has loss carry forwards in Canada totalling $24.9 million (December 31, 2019 - $15.4 million) which may be carried forward for 20 years to offset future taxable income, which expire between 2036 and 2040.

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Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

20. Related Party Transactions

Key management personnel consist of the Company’s directors and officers and their compensation includes director retainer fees and management salaries paid to these individuals, as well as share-based compensation. The aggregate value of compensation paid to key management personnel for the year ended December 31, 2020 was $7.4 million ($7.5 million for the year ended December 31, 2019). In addition, 287,281 options, 197,269 share units and 79,230 DSUs were issued to key management personnel and non-executive directors during the year ended December 31, 2020 (444,265 options and 171,754 share units for the year ended December 31, 2019). For key management personnel, $5.1 million was recognized in share-based compensation expense for the year ended December 31, 2020 for options, share units, and DSUs issued ($4.1 million for the year ended December 31, 2019).

During the year ended December 31, 2020, key management personnel exercised 408,555 options and 1,266,666 warrants for total cash proceeds to the Company of $2.7 million (286,666 options and 300,000 warrants for total cash proceeds of $1.0 million for the year ended December 31, 2019).

As at December 31, 2020, $3.7 million was payable to key management as incentive compensation and is included in accounts payable and accrued liabilities in the statement of financial position (December 31, 2019 - $3.9 million). Such amounts are unsecured, non-interest bearing and will be paid under normal trade terms.

21. Financial Instruments

Fair value

Fair values of financial assets and liabilities are determined based on available market information and valuation methodologies appropriate to each situation. However, some judgments are required in the interpretation of the market data to produce the most appropriate fair value estimates. The use of different market information and/or evaluation methodologies may have a material effect on the fair value amounts.

As at December 31, 2020, derivatives were measured at fair value based on Level 2 inputs.

The carrying values of cash and cash equivalents, accounts receivable, deposits, and accounts payable and accrued liabilities approximate their fair values due to their short terms to maturity or market rates of interest used to discount amounts. The carrying value of value added, payroll and other taxes approximate fair value based on the discount rate applied. At December 31, 2020, the carrying value of loans and borrowings is $168.1 million while the fair value is approximately $169.9 million. The stated interest rates are a close approximation of market rates of interest at December 31, 2020 (Level 2 of the fair value hierarchy).

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at December 31, 2020 and December 31, 2019:

	December 31, 2020	December 31, 2019
Cash and cash equivalents	$62,508	$21,485
Restricted cash	-	1,500
Accounts receivable	20,353	7,680
Deposits and other non-current assets	595	2,396
	$83,456	$33,061

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Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

The Company invests cash and cash equivalents with financial institutions that are financially sound based on their credit rating. The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer. The Company currently has only three significant customers, all of which have no history of credit default with the Company. The Company has not incurred credit losses during the years ended December 31, 2020 and 2019 nor recognized a provision for credit losses.

Liquidity risk

Liquidity risk is the risk associated with the difficulties that the Company may have meeting the obligations associated with financial liabilities that are settled with cash payments or with another financial asset. The Company's approach to liquidity management is to ensure as much as possible that sufficient liquidity exists to meet their maturity obligations on the expiration dates, under normal and stressful conditions, without causing unacceptable losses or with risk of undermining the normal operation of the Company.

The table below shows the Company's maturity of non-derivative financial liabilities on December 31, 2020:

	Carrying	Contractual	Up to 12			More than 5
Non-derivative Financial Liabilities	value	cash flows	months	1-2 years	3-5 years	years
Loans and borrowings	$168,102	$169,889	$12,223	$36,998	$119,976	$692
Interest on loans and borrowings	-	15,025	5,859	4,863	4,296	7
Accounts payable and accrued liabilities	37,878	37,878	37,878	-	-	-
Value added, payroll and other taxes	14,829	16,332	13,361	1,484	1,487	-
	$220,809	$239,124	$69,321	$43,345	$125,759	$699

The Company also has derivative financial liabilities for foreign exchange and interest rate derivatives whose notional amounts and maturity information is disclosed below under foreign exchange currency risk and interest rate risk.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity prices. The purpose of market risk management is to manage and control exposures to market risks, within acceptable parameters, while optimizing return.

The Company may use derivatives, including forward contracts and swap contracts, to manage market risks.

(i) Foreign exchange currency risk

The Company’s subsidiaries in Brazil are exposed to exchange risks related to the US dollars and Euros. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings.

The Company's exposure to foreign exchange currency risk at December 31, 2020 relates to $7.4 million (December 31, 2019 – $9.6 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at December 31, 2020 on $83.1 million due to an intercompany loan balance (December 31, 2019 - $97.8 million) which has contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at December 1, 2020 by 10% and 20%, would have increased (decreased) pre-tax net income by $8.9 million and $17.7 million, respectively (2019 – $10.3 million and $20.7 million). Strengthening (weakening) in the Brazilian Real against the Euro at December 31, 2020 by 10% and 20%, would have increased (decreased) pre-tax net income by $0.2 million and $0.4 million, respectively (2019 – $0.4 million and $0.8 million). This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the year. The analysis assumes that all other variables, especially interest rates, are held constant.

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Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage market risks. At December 31, 2020, the Company has entered into foreign exchange collar contracts at zero cost for notional amounts of $285.7 million with an average floor rate of 4.05 BRL to US Dollar and an average cap rate of 4.76 BRL to US Dollar (December 31, 2019 - notional amount of $336.6 million in foreign exchange forward collar contracts). The maturity dates of these contracts are from January 27, 2021 to July 27, 2022 and are financially settled on a net basis. The fair value of these contracts at December 31, 2020 was a liability of $34.5 million, (December 31, 2019 - $nil) which is included in Derivatives in the statement of financial position. The fair value of these forward contracts as at December 31, 2020 was determined using an option pricing mode with the following assumptions: discount rate of 5.015%, foreign exchange rate of approximately 5.20, and volatility of 7.46% - 21.20%. The change in fair value of foreign exchange collar contracts was a loss of $34.5 million for the year ended December 31, 2020 (a loss of $0.3 million for the year ended December 31, 2019) and has been recognized in foreign exchange loss. In addition, during the year ended December 31, 2020, the Company recognized a realized loss of $20.8 million ($1.0 million for the year ended December 31, 2019) related to the settlement of foreign currency forward collar contracts.

(ii) Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

The Company is principally exposed to interest rate risk through its Term Facilities of $150.0 million, Brazilian Real denominated bank loans of $4.5 million, Brazilian Real denominated lines of credit of $1.4 million, and Brazilian Real denominated equipment finance loans of $1.1 million. Based on the Company’s net exposure at December 31, 2020, a 1% change in the variable rates would have an impact of $1.6 million on pre-tax annual net income, without consideration of the effects of the interest rate swap contract below.

In order to mitigate the above volatility due to variable rates on loans, as at December 31, 2020, the Company has entered into an interest rate swap contract to manage interest rate risk (see note 9(a)). At December 31, 2020, the floating interest on a notional amount of $60.0 million was swapped for a fixed interest rate of 2.69%. This interest rate swap transaction is in effect for the majority of the term of the Term Facility (note 9), with the notional amount reduced over time. The fair value of this contract at December 31, 2020 was a liability of $2.5 million (December 31, 2019 - $1.7 million) and was included in Derivatives in the statement of financial position. The fair value of this swap contracts as at December 31, 2020 was determined using a discounted cash flow model with the following assumptions: discount rates of 0.017% – 0.298% and forward foreign exchange rates of 0.421% - 0.164%. The realized loss on the interest rate swap contract was $1.2 million for the year ended December 31, 2020 (realized loss of $0.1 million for the year ended December 31, 2019) and was included in finance expense. In addition, the Company recognized an unrealized loss of $0.8 million on the interest rate swap contract for the year ended December 31, 2020 (unrealized loss of $1.6 million for the year ended December 31, 2019), which was included in finance expense.

In addition, as at December 31, 2020, MCSA has entered into an interest rate and currency swap contract on the Plural Loan (see note 9). At December 31, 2020, the floating interest on a notional amount of BRL$12 million was swapped for a fixed interest rate of 9.9% and the BRL currency on the loan was swapped for USD at a rate of 3.95. The fair value of this contract at December 31, 2020 was a liability of $0.3 million (December 31, 2019 - nil) and is included in Derivatives in the statement of financial position. The realized loss on this swap contract was $0.4 million for the year ended December 31, 2020 and was included in finance expense. In addition, the Company recognized an unrealized loss of $0.3 million on the swap contract for the year ended December 31, 2020, which was also included in finance expense.

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Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(iii) Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks. At December 31, 2020, the Company has not entered into any commodity derivative contracts. The Company recognized a realized loss of $1.4 million for the year ended December 31, 2019 related to the settlement of commodity forward contracts.

22. Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and production of its mine properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders.

In the management of capital, the Company includes the components of shareholders’ equity and debt facilities.

The Company manages the capital structure and makes adjustments to it considering changes in the economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new loans and borrowings, common shares, or acquire or dispose of assets.

Management reviews the capital structure on a regular basis to ensure that the above-noted objectives are met.

Certain loan agreements contain operating and financial covenants that could restrict the ability of the Company and its subsidiary, MCSA, to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company.

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Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

23. Segment Disclosure

The Company’s operations are segmented by entity between MCSA, NX Gold and corporate head office, which is consistent with internal reporting purposes. The Company monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment.

Total revenue from MCSA is from two customers while total revenue from NX Gold is from one customer.

Segmented information is as follows:

Year ended December 31, 2020	MCSA (Brazil)	NX Gold (Brazil)	Corporate (Canada)	Consolidated
Revenue	$260,888	$63,188	$-	$324,076
Depreciation and depletion	(35,674)	(3,538)	-	(39,212)
Other cost of product sold expenses	(73,893)	(17,480)	-	(91,373)
Cost of product sold	(109,567)	(21,018)	-	(130,585)
Sales expenses	(4,937)	(417)	-	(5,354)
Gross profit	146,384	41,753	-	188,137
Expenses
General and administrative	(16,471)	(1,712)	(9,744)	(27,927)
Share-based compensation	-	-	(9,064)	(9,064)
Finance income	430	143	773	1,346
Finance expenses	(5,789)	(805)	(8,855)	(15,449)
Foreign exchange loss	(77,235)	(2,563)	(7)	(79,805)
Recovery of value added taxes	7,564	1,322	-	8,886
Other income	(3,825)	(876)	-	(4,701)
Income (loss) before taxes	51,058	37,262	(26,897)	61,423
Current tax expense	(5,117)	(4,558)	-	(9,675)
Deferred tax recovery	418	332	-	750
Net Income (Loss)	$46,359	$33,036	$(26,897)	$52,498

Assets
Current	$72,080	$31,516	$23,945	$127,541
Non-current	340,487	26,364	2,707	369,558
Total Assets	$412,567	$57,880	$26,652	$497,099
Total Liabilities	$102,789	$19,467	$106,768	$283,024

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Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Year ended December 31, 2019	MCSA (Brazil)	NX Gold (Brazil)	Corporate (Canada)	Consolidated
Revenue	$246,197	$38,646	$-	$284,843
Depreciation and depletion	(40,107)	(5,907)	-	(46,014)
Other cost of product sold expenses	(95,500)	(21,303)	-	(116,803)
Cost of product sold	(135,607)	(27,210)	-	(162,817)
Sales expenses	(4,962)	-	-	(4,962)
Gross profit	105,628	11,436	-	117,064
Expenses
General and administrative	(20,993)	(2,308)	(9,516)	(32,817)
Share-based compensation	-	-	(5,792)	(5,792)
Finance income	520	143	38	701
Finance expenses	(8,877)	(1,366)	(10,185)	(20,428)
Foreign exchange gain (loss)	(5,039)	(76)	(33)	(5,148)
Loss on debt settlement	(1,783)	-	-	(1,783)
Recovery of value added taxes	21,584	-	-	21,584
Other income	242	1,206	-	1,448
Income (loss) before taxes	91,282	9,035	(25,488)	74,829
Current tax expense	(8,764)	(1,881)	-	(10,645)
Deferred tax recovery	27,267	1,004	-	28,271
Net Income (Loss)	$109,785	$8,158	$(25,488)	$92,455

Assets
Current	$62,413	$9,166	$3,986	$75,565
Non-current	364,117	20,180	2,812	387,109
Total Assets	$426,530	$29,346	$6,798	$462,674
Total Liabilities	$107,045	$15,934	$140,637	$263,616

ERO COPPER | 2020 ANNUAL REVIEW | 87

Corporate Directory

Corporate Office

1050 - 625 Howe Street
Vancouver, British Columbia
Canada V6C 2TC

info@erocopper.com
www.erocopper.com
TSX:ERO

T: +1 604 449 9244
F: +1 604 398 3767

Board of Directors

Christopher Noel Dunn
David Strang
Lyle Braaten
Steven Busby
Dr. Sally Eyre
Robert Getz
Chantal Gosselin
John Wright
Matthew Wubs

Senior Executive Team

Christopher Noel Dunn
Executive Chairman

David Strang
Chief Executive Officer

Makko DeFilippo
President

Anthea Bath
Chief Operating Officer

Wayne Drier
Chief Financial Officer

Michel (Mike) Richard
Chief Geological Officer

Brazilian Leadership

Manoel Valério de Brito
Co-CEO and COO of MCSA

Eduardo De Come
Co-CEO and CFO of MCSA

ERO COPPER | 2020 ANNUAL REPORT | 88

Disclaimer

Cautionary Note Regarding Forward-Looking Statements

This Annual Report contains “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking information includes statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Such forward-looking information includes, without limitation, statements with respect to mineral reserve and mineral resource estimates as well as LOM plans; targeting additional mineral resources and expansion of deposits; the Company’s expectations, strategies and plans for the MCSA Mining Complex, the NX Gold Property and the Boa Esperança Property, including the Company’s planned exploration, development and production activities; the significance of any particular exploration program or result and the Company’s expectations for current and future exploration plans including, but not limited to, planned areas of additional exploration, the significance of any drill results or new discoveries and targets, including without limitation, extensions of defined mineralized zones, possibilities for mine life extensions or continuity of high-grade mineralization, the recoverable value of any metals other than copper, further extensions and expansion of mineralization near the Company’s existing operations and throughout the Curaçá Valley or the NX Gold Mine, the timing and advancement of ongoing projects including the Deepening Extension Project and the re-start of the Surubim open pit mine; estimated completion dates for certain milestones; successfully adding or upgrading mineral resources and successfully developing new deposits; the costs and timing of future exploration and development including but not limited to the Deepening Extension Project at the MCSA Mining Complex; the significance of any potential optimization initiatives in connection with the Boa Esperança Property and the potential issuance, and timing of, an OFS; the impact of the COVID-19 pandemic on the Company’s planned drill programs; the timing and amount of future production at the MCSA Mining Complex and the NX Gold Property; ; the representativeness of the material tested in the Company’s ore sorting trial campaign to actual results of each of the mines tested during the campaign and the potential benefits of ore sorting in the LOM plans at any of the Company's operations including the Vermelhos District as well as any potential savings on transport costs, any potential reduction in water, diesel and electricity use, as well as any proposed reductions in flotation tailings as a result of ore sorting implementation, which may or may not occur in any capacity at the Company's operations or life-of-mine plans now or in the future, the Company's ability to service its ongoing obligations, the Company's future production outlook, cash costs, capital resources, expenditures, the impact of new accounting standards and amendments on the Company's financial statements, and current global macroeconomic uncertainty stemming from the COVID-19 pandemic and its impact on the Company’s business, financial condition, results of operations, cash flows and prospects.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this Annual Report including, without limitation, assumptions about: continued effectiveness of the measures taken by the Company to mitigate the possible impact of COVID-19 on its workforce and operations; favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the MCSA Mining Complex, NX Gold Property and the Boa Esperanҫa Property being as described in the technical reports for these properties; production costs; the accuracy of budgeted exploration and development costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force conditions to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment and critical supplies, spare parts and consumables; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive, global health, and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking information. Such risks include, without limitation the risk factors listed under the heading “Risk Factors” in the Annual Information Form for the year ended December 31, 2020 and dated March 16, 2021.

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking information, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended.

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained herein. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

Forward-looking information contained herein is made as of the date of this Annual Report and the Company disclaims any obligation to update or revise any forward-looking information, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

NOTES

C1 cash cost of copper produced (per lb) is the sum of production costs, net of capital expenditure development costs and by-product credits, divided by the copper pounds produced. C1 cash costs reported by the Company include treatment, refining charges, offsite costs, and certain tax credits relating to sales invoiced to the Company’s Brazilian customer on sales. By-product credits are calculated based on actual precious metal sales (net of treatment costs) during the period divided by the total pounds of copper produced during the period. C1 cash cost of copper produced per pound is a non-IFRS measure used by the Company to manage and evaluate operating performance of the Company’s operating mining unit, and is widely reported in the mining industry as benchmarks for performance, but does not have a standardized meaning and is disclosed in addition to IFRS measures.

ERO COPPER | 2020 ANNUAL REPORT | 89

Ero Copper Corp
Suite 1050 – 625 Howe St
Vancouver, BC V6C 2T6
Canada
T: +1 604 429 9244
F: +1 604 398 3767
E: info@erocopper.com
W: www.erocopper.com

TSX : ERO